82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031237

REGISTRANT'S NAME Mirgor SACIFIA

*CURRENT ADDRESS PROCESSED

APR 25 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3941 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

United States Securities
and Exchange Commission
(U.S. "SEC")
File No. 82-3941

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MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR

THE YEAR BEGINNING

JANUARY 1, 2001 AND ENDED DECEMBER 31, 2001

AUDITORS' REPORT

U.S. SEC File
No. 82-3941

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BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto Gustavo Vázquez

VICECHAIRMAN

Mr. José Luis Caputo

REGULAR DIRECTORS

Mr. Bernard Clapaud
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Vincent Hinous
Mr. Jean Francois Vingre
Mr. Guillermo Luis Perkins
Mr. Jorge Antonio Caputo

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

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AUDITORS' REPORT

To the President and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

We have audited the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity and cash flows, notes 1 to 12, and the related Reporting Summary and the consolidated balance sheet as of December 31, 2001 and 2000, as well as the consolidated statements of operations and cash flows and exhibits C and H for the years then ended. The referred financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with auditing standards in force in Argentina. Those standards require that the auditor plan and perform the examination to obtain reasonable assurance that the financial statements, taken as a whole, do not include substantial errors or omissions, in accordance with professional accounting standards. An audit includes examining, on a selective test basis, evidence supporting the information included in the financial statements. An audit also includes assessing the accounting standards used and the reasonableness of the significant estimates made in preparing the financial statements, as well as evaluating the overall financial statement presentation. We believe that the audit performed provides a reasonable basis for our opinion.

As explained in Note 11 to the financial statements mentioned in the first paragraph, over the last months of the year ended December 31, 2001, the National Government introduced significant changes to the economic policy and it resolved – subsequent to year-end – to change the exchange regime established by the Convertibility Law in force since 1991, through the issuance of successive legal regulations, many of which are still in the process of being drafted and regulated. Also, the referred note describes the effects of the Company's overall situation caused by the measures adopted by the National Government to date. The economic environment and regulations in force are subject to future changes as a result of the evolution of events. The accompanying financial statements should be read considering the circumstances described above.

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In our opinion and subject to the effects that might eventually derive from what is mentioned in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects:

1. the financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria at December 31, 2001 and 2000, and the results of its operations and changes in shareholders' equity and cash flows for the years then ended, in conformity with professional accounting standards in force in Argentina.

2. the consolidated financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its controlled company at December 31, 2001 and 2000, and the result for the year and changes in shareholders' equity and cash flows for the years then ended, in conformity with professional accounting standards in force in Argentina.

   With respect to the information for which we have the competence to review, we have no observations to make regarding the additional information to the financial statements included in the Reporting Summary prepared by the Company's Board of Directors as of December 31, 2001.

Additional information:

a) The auditing standards and the professional accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are applicable in the City of Buenos Aires.

b) The financial statements mentioned in the first paragraph are derived from the accounting records, kept in their formal aspects in accordance with legal regulations and are recorded in the Detail of Assets and Liabilities and Balance Sheet Book, except what is stated in Note 10.

c) The referred financial statements have been prepared in accordance with the format and contents established in Law No. 19550 (in conformity with the interpretation of its Article 62 by Executive Order No. 316/95 of the National Executive Power) and General Resolution No. 368 of the Comisión Nacional de Valores (National Securities Commission).

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d) As of December 31, 2001, the accrued liability for retirement and pension contributions owed to the National Social Security Administration arising from the accounting records was $ 131,562.85. This amount was not past due.

Buenos Aires
March 8, 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F.-R.A.P.U. Vol. I Fo. 7

Adolfo Lazara (Partner)
Public Accountant (U.B.A.)
C.P.C.E.C.F. Vol. LXIX Fo. 174

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

LEGAL ADDRESS: Einstein 1111 - Río Grande - Tierra del Fuego

Principal activity: Manufacturer of automotive air climatic systems.

Registration date with the Public Registry of Commerce:

- By-laws: June 1, 1971
- Last modification to the By-laws: August 22, 1997

Expiration date: May 31, 2070

FISCAL YEAR No. 31 BEGINNING JANUARY 1, 2001

REPORTING SUMMARY
For the year ended December 31, 2001
(Amounts in pesos)

1. EXECUTIVE SUMMARY OF THE COMPANY'S ACTIVITIES DURING THE YEAR

The net loss for the year ended December 31, 2001 was 4,902,990, which included a financial loss of 3,032,607. Additionally, the Company recorded an extraordinary loss of 666,663.

Although fiscal year 2001 began with favorable expectations, these expectations decreased over the months, resulting in a loss of trust in Argentina. The stagnation of the economic and financial activity in December marked the end of the year, as well as the resignation of President Fernando de la Rúa. Year 2002 starts with a new President and a new economic policy, in which the end of convertibility is the most outstanding feature.

Particularly, the automotive market followed the trend of the country's economy. The year of which the highlight is the end of convertibility law started favorably and declined dramatically beginning August due to the decrease in the exports to Brazil.

Despite the poor economy, the Company met the goal of increasing its market share for Volkswagen and General Motors car manufacturers, thus compensating the decrease in total sales.

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2. BALANCE SHEET DATA (Amounts relate to the consolidated balance sheets and are stated in pesos)

	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97 (2)
Current assets	27,725,999	42,555,211	50,099,379	55,719,676	50,435,214
Noncurrent assets	25,834,273	22,551,987	23,536,879	23,616,183	23,005,926
Total assets	53,560,272	65,107,198	73,636,258	79,335,859	73,441,140
Current liabilities	20,143,563	26,120,793	30,049,594	27,595,364	29,032,399
Noncurrent liabilities	0	0	0	5,758,039	5,859,485
Total liabilities	20,143,563	26,120,793	30,049,594	33,353,403	34,891,884
Minority interest	2,508	2,551	2,647	240	819
Shareholders' equity	33,414,201	38,983,854	43,584,017	45,982,216	38,548,437
Total liabilities and Shareholders' equity	53,560,272	65,107,198	73,636,258	79,335,859	73,441,140

3. STATEMENT OF OPERATIONS DATA (Amounts relate to the consolidated statements of operations and are stated in pesos)

	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97 (2)
Ordinary operating (loss) income	(1,444,737)	1,466,828	2,007,524	13,694,874	7,718,472
Financial losses	(3,032,607)	(2,302,788)	(2,348,758)	(1,434,024)	(2,166,235)
Other (expenses)/income	(425,690)	35,700	288,044	(577,647)	557,652
Minority interest	44	97	89	576	3
Ordinary (loss) income, net	(4,902,990)	(800,163)	(53,101)	11,683,779	6,109,892
Extraordinary income	(666,663)	0	1,154,902	0	1,597,972
Minority interest	0	0	0	0	(532)
Net (loss)/income	(5,569,653)	(800,163)	1,101,801	11,683,779	7,707,332

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4. STATISTICAL DATA

Units

	12/31/01		12/31/00		12/31/99		12/31/98		12/31/97 (2)	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production volume (1)	26,995	178,250	63,164	232,861	39,540	226,689	52,589	305,129	37,163	182,040
Sales volume	17,172	73,093	62,452	186,682	42,551	152,545	32,452	163,469	28,572	138,907

5. INDEXES

	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97 (2)
Liquidity	1.38	1.63	1.67	2.02	1.74
Indebtedness	0.60	0.67	0.69	0.73	0.91
Ordinary (loss)/income before income tax	(0.1429)	(0.0210)	(0.0300)	0.3400	0.2000

(1) Includes that related to Interclima S.A.
(2) The year ended December 31, 1997 is an eleven-month period.

6. EVOLUTION OF MARKET PRICES OF SHARES

Jan. 2001	Jan. 2000	Feb. 2001	Feb. 2000	Mar. 2001	Mar. 2000
4.30	7.20	4.20	6.50	4.20	6.44

April 2001	April 2000	May 2001	May 2000	June 2001	June 2000
4.00	5.90	3.95	5.80	4.10	5.40

July 2001	July 2000	Aug. 2001	Aug. 2000	Sept. 2001	Sept. 2000
4.10	5.70	4.10	5.70	4.10	5.60

Oct. 2001	Oct. 2000	Nov. 2001	Nov. 2000	Dec. 2001	Dec. 2000
4.10	5.06	4.10	5.30	4.10	4.50

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7. PERSPECTIVES

The beginning of fiscal year 2000 appears to be difficult, with a high uncertainty level due to the devaluation, the conversion of debt into pesos and the rescheduling of deposits.

Accordingly, the car manufacturers have adapted their plans in order to increase their exports.

It is expected that the authorization of the Central Bank to perform transactions with registrable assets using time deposits will generate an increase in the demand for this industrial activity.

Also, we have been informed that the programs for Brazil may resume soon.

Río Grande
March 8, 2002

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 31 RELATED TO THE YEAR BEGINNING JANUARY 1, 2001 AND ENDED DECEMBER 31, 2001, COMPARATIVELY PRESENTED WITH THE PRIOR YEAR

Legal address: Einstein 1111 - Río Grande - Tierra del Fuego

Principal activity: Manufacturer of automotive air climatic systems

Registration date with the Public Registry of Commerce:

- By-laws: June 1, 1971
- First modification to the By-laws: July 1, 1994
- Last modification to the By-laws: August 22, 1997

Registration number with the General Inspectorate of Companies (I.G.J.): 40071

Expiration date: April 13, 2070

Controlling shareholder: See Note 7 to the basic financial statements

Capital Structure - See Note 3 to the basic financial statements

	Pesos
20,000,000 of common stock, par value $ 0.10 per share	
- Subscribed, paid-in, issued capital registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED BALANCE SHEET

As of December 31, 2001 and 2000
Amounts expressed in Pesos

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	1,091,415	535,453
Investments	1,183,286	5,916,871
Accounts receivable	7,258,625	10,589,220
Tax receivables	431,567	3,404,564
Other receivables	550,011	3,211,720
Inventories	17,211,095	18,897,383
Total current assets	27,725,999	42,555,211
NON-CURRENT ASSETS		
Investments – Exhibit C	34,053	53,480
Intangible assets – Note 1.e.b)	352,149	482,956
Tax receivables	6,029,039	2,799,307
Property, plant and equipment – Note 1.e.a)	17,552,994	19,216,244
Other receivables	1,866,038	0
Total non-current assets	25,834,273	22,551,987
Total assets	53,560,272	65,107,198

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED BALANCE SHEET - Continued
As of December 31, 2001 and 2000
Amounts expressed in Pesos

	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	5,335,394	24,131,506
Bank debt	13,408,410	0
Payroll, benefits and tax liabilities	721,865	1,137,828
Other liabilities	677,894	851,459
Total current liabilities	20,143,563	26,120,793
Total liabilities	20,143,563	26,120,793
Minority interest	2,508	2,551
SHAREHOLDERS' EQUITY	33,414,201	38,983,854
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	53,560,272	65,107,198

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2001
Comparatively presented with the prior year
Amounts expressed in Pesos

	2001	**2000**
Net sales (including VAT benefits in an amount of $ 6,784,007 and $ 11,524,119, respectively)	45,469,153	73,497,288
Cost of goods sold	(40,015,817)	(63,135,314)
Gross profit	5,453,336	10,361,974
Administrative expenses – Exhibit H	(5,448,594)	(7,003,351)
Selling expenses – Exhibit H	(1,430,052)	(1,872,366)
Other (expenses)/income	(425,690)	35,700
Financial and holding results		
Generated by assets	(1,147,111)	(1,369,368)
Generated by liabilities	(1,885,496)	(933,420)
Permanent investments - (loss)/income	(19,427)	(19,429)
Subtotal	(4,903,034)	(800,260)
Gain on minority interest	44	97
Net ordinary (loss)/income for the year	(4,902,990)	(800,163)
Extraordinary (loss)/income for the year	(666,663)	0
Net loss for the year	(5,569,653)	(800,163)

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2001
Comparatively presented with the prior year
Amounts expressed in Pesos

	2001	2000
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net loss for the year	(4,902,990)	(800,163)
Adjustments to reconcile net loss for the year to net cash provided by (used in) operating activities		
Depreciation and amortization	2,689,787	3,046,456
(Proceeds) from sale of property, plant and equipment	(11,919)	(34,493)
Minority interest	(44)	(97)
Allowance for unrecoverable inventories	69,473	(42,541)
Gain on permanent investments	19,427	19,429
Changes in operating assets and liabilities:		
Accounts receivable	3,330,595	4,952,652
Inventories	1,616,815	2,382,165
Accounts payable	(18,796,112)	1,989,056
Payroll, benefits and tax liabilities (receivables), net	(672,697)	(1,318,021)
Other	736,478	(1,255,655)
Net cash (used in) provided by operating activities	(15,921,187)	8,938,788
Extraordinary loss for the year		
Adjustments to reconcile loss for the year to cash provided by (used in) operating activities		
Extraordinary loss	(666,663)	0
Cash (used in) provided by extraordinary operating activities	(666,663)	0

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS - Continued
For the year ended December 31, 2001
Comparative with the prior year
Amounts expressed in Pesos

	2001	2000
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(908,838)	(1,092,310)
Proceeds from sale of property, plant and equipment	23,636	93,233
Investment in development	(112,981)	(75,888)
Net cash used in investing activities	(998,183)	(1,074,965)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Income from short-term loan	13,408,410	0
Repayment of debt	0	(5,804,804)
Dividends paid	0	(3,800,000)
Net cash provided by (used in) financing activities	13,408,410	(9,604,804)
Net decrease in cash and cash equivalents	(4,177,623)	(1,740,981)
Cash and cash equivalents at beginning of year	6,451,737	8,192,718
Cash and cash equivalents at year-end	2,274,114	6,451,737

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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Additional information

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

MIRGOR S.A.C.I.F.I.A.

Amounts expressed in Pesos

NOTE 1 – BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable accounting principles

The financial statements as of December 31, 2001 and 2000 have been prepared in accordance with the provisions of General Resolution No. 368, as amended, of the National Securities Commission, which are aligned with the professional accounting principles in force, with the limitations and additional information established in exhibit I of book No. 7 "Informative Regime" of that resolution.

b) Summary of valuation and disclosure criteria

The valuation and disclosure criteria applied to the consolidated financial statements are similar to those disclosed in Note 1 to the basic financial statements, except for the valuation of investments in subsidiaries, which have been included in these consolidated financial statements on a line-by-line basis following the criteria established by Technical Resolution No. 4 of the FACPCE, with the appropriate eliminations.

c) Basis of Consolidation

In accordance with the procedures established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, Mirgor S.A.C.I.F.I.A. has consolidated on a line-by-line basis its financial statements as of December 31, 2001 and 2000 with those of Interclima Sociedad Anónima, with which it has a controlling interest.

Specific data with respect to the controlled company follows:

Controlled company	% interest in capital stock and possible voting rights as of December 31, 2001	End of period date
Interclima Sociedad Anónima	99.9667	12/31/01

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Additional information

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

MIRGOR S.A.C.I.F.I.A.

Amounts expressed in Pesos

NOTE 1 – BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS - Continued

d) Financial Statements Subject to Consolidation

The consolidated financial statements include the financial statements of Interclima Sociedad Anónima, which contained a limited review report issued by Henry Martin, Lisdero y Asociados on March 8, 2002.

e) Rollforward of significant assets

	$
a) Property, plant and equipment:	
Balance at beginning of year	19,216,244
Additions	908,838
Disposals (net of accumulated depreciation)	(126,089)
Depreciation	(2,445,999)
Balance at year-end	17,552,994

	$
b) Intangible assets:	
Balance at beginning of year	482,956
Additions	112,981
Disposals	0
Amortization	(243,788)
Balance at year-end	352,149

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MIRGOR S.A.C.I.F.I.A.

Exhibit "C"

SHARES, DEBENTURES AND OTHER SECURITIES ISSUED IN SERIES
INTERESTS IN OTHER COMPANIES

As of December 31, 2001 and 2000

Amounts expressed in Pesos

	2001													2000
							Information on the issuer							
								Most recent financial statements						
Principal accounts and characteristics of securities	Par value	Shares	Cost value	Equity value	Higher investment value (Note 1.c)	Book value	Principal activity	Date	Capital	Results for the year	Shareholders' equity	Ownership interest in capital stock		Book value
Short-term investments:														
BAESA	1.0	246	324,025	-	-	587	-	-	-	-	-	-		587
Total short-term investments						587								587
Long-term investments: Companies Art. 33 Law No. 19550:														
Interclima Sociedad Anónima	1	11,996	4,010,400	7,478,473	34,053	7,512,527	(*)	12/31/01	12,000	(127,932)	7,531,315	99.97%		7,659,842
Total long-term investments						7,512,527								7,659,842
Total investments						7,513,114								7,660,429

(*) Manufacturer of auto-parts and interchanges for air conditioning and heating equipment.

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MIRGOR S.A.C.I.F.I.A.

Exhibit "H"

INFORMATION REQUIRED BY LAW No. 19550 (ARTICLE 64, CLAUSE b), FIRST PARAGRAPH)
For the year ended December 31, 2001
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2001				2000
Items	Manufacturing expenses	Administrative expenses	Selling expenses	Total	Total
Salaries and wages	4,975,802	1.449,908	446,728	6,872,438	9,308,983
Social contributions and benefits	671,750	542,006	76,524	1,290,280	2,084,162
Insurance	242,819	44,750	4,696	292,265	275,499
Fees and training expenses	189,837	356,788	20,065	566,690	690,699
Taxes, duties and contributions	294,647	415,102	165,387	875,136	1,246,282
Miscellaneous administrative expenses	-	1,450,239	-	1,450,239	1,624,912
Depreciation of property, plant and equipment	1,460,020	988,076	39,966	2,488,062	2,595,076
Amortization of intangible assets	-	201,725	-	201,725	451,380
Other manufacturing expenses	1,265,711	-	-	1,265,711	1,744,746
Other variable costs	1,866,347	-	-	1,866,347	2,923,829
Transportation, freight and shipping	3,811,615	-	318,018	4,129,633	8,297,176
Other marketing expenses	-	-	358,668	358,668	509,729
Total 2001	14,778,548	5,448,594	1,430,052	21,657,194	
Total 2000	22,876,756	7,003,351	1,872,366		31,752,473

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MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET

As of December 31, 2001 and 2000
Amounts expressed in Pesos

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash – Note 2	1,087,712	504,405
Investments - Note 2	1,183,286	5,902,039
Accounts receivable - Note 2	7,052,637	10,072,756
Tax receivables - Note 2	253,494	3,019,220
Other receivables - Note 2	532,710	2,488,375
Inventories - Note 2	16,235,474	17,683,217
Total current assets	26,345,313	39,670,012
NON-CURRENT ASSETS		
Investments (Companies Art. 33 Law No. 19550)	7,512,527	7,659,842
Tax receivables - Note 2	3,353,476	1,174,346
Other receivables - Note 2	1,004,226	0
Property, plant and equipment	16,157,534	17,670,639
Intangible assets	264,603	353,347
Total non-current assets	28,292,366	26,858,174
Total assets	54,637,679	66,528,186

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MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET - Continued
As of December 31, 2001 and 2000
Amounts expressed in Pesos

	2001	**2000**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - Note 2	5,074,919	23,723,218
Payroll, benefits and tax liabilities - Note 2	645,999	1,039,404
Bank debt - Note 2	13,408,410	0
Other liabilities - Note 2	1,677,894	1,781,710
Total current liabilities	20,807,222	26,544,332
NON-CURRENT LIABILITIES		
Other liabilities - Note 2	416,256	1,000,000
Total non-current liabilities	416,256	1,000,000
Total liabilities	21,223,478	27,544,332
SHAREHOLDERS' EQUITY (As per related statement)	33,414,201	38,983,854
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	54,637,679	66,528,186

The accompanying Notes 1 to 12 are an integral part of these financial statements.

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STATEMENT OF OPERATIONS

For the year ended December 31, 2001
Comparatively presented with the prior year
Amounts expressed in Pesos

	2001	2000
Net sales (including VAT benefits in an amount of $ 6,777,697 and $ 11,517,014, respectively) - Note 5.e	42,474,928	70,669,641
Cost of goods sold	(37,664,115)	(60,348,837)
Gross profit	4,810,813	10,320,804
Administrative expenses	(5,345,283)	(6,875,426)
Selling expenses	(1,421,847)	(1,834,652)
Other (expenses)/income	165,096	287,940
Financial and holding results		
Generated by assets - Note 4	(1,095,689)	(1,425,441)
Generated by liabilities - Note 4	(1,868,765)	(969,020)
Permanent investments - loss	(147,315)	(304,368)
Ordinary loss for the year	(4,902,990)	(800,163)
Extraordinary loss - Note 12	(666,663)	0
Extraordinary loss for the year	(666,663)	0
Net loss for the year	(5,569,653)	(800,163)

The accompanying Notes 1 to 12 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended December 31, 2001
Comparatively presented with the prior year
Amounts expressed in Pesos

	2001											2000
							Appropriated retained earnings					
Description	Capital stock	Adjustments to capital	Noncapitalized contributions	Adjustments to noncapitalized contributions	Additional paid-in capital	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at January 1, 2001	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	32,726,842	38,983,854	43,584,017
Board of Directors' resolutions dated July 18 and December 15, 2000: Reversal of reserve - Note 3b	-	-	-	-	-	-	-	-	-	-	-	(3,800,000)
Net loss for the year	-	-	-	-	-	-	-	-	-	(5,569,653)	(5,569,653)	(800,163)
Balances at December 31, 2001	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	27,157,189	33,414,201	
Balances at December 31, 2000	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	1,933,530	2,970,777	32,726,842		38,983,854

(*) See Note 3.b).

The accompanying Notes 1 to 12 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS

For the year ended December 31, 2001
Comparatively presented with the prior year
Amounts expressed in Pesos

	2001	2000
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net loss for the year	(4,902,990)	(800,163)
Adjustments to reconcile net loss for the year to net cash provided by (used in) operating activities		
Depreciation and amortization	2,429,714	2,315,833
(Proceeds) from sale of property, plant and equipment	(11,919)	(31,919)
Allowance for unrecoverable inventories, net	45,670	(5,800)
Gain on permanent investments	147,315	304,368
Changes in operating assets and liabilities:		
Accounts receivable	3,020,119	5,028,966
Inventories	1,402,073	1,406,468
Accounts payable	(18,648,299)	2,820,596
Payroll, benefit and tax liabilities (receivables), net	193,191	(1,396,081)
Other	263,879	1,991,625
Net cash (used in) provided by operating activities	(16,061,247)	11,633,893
Extraordinary loss for the year	(666,663)	0
Cash flows used in extraordinary operating activities	(666,663)	0

The accompanying Notes 1 to 12 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS - Continued
For the year ended December 31, 2001
Comparatively presented with the prior year
Amounts expressed in Pesos

	2001	2000
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(726,601)	(3,805,925)
Proceeds from sale of property, plant and equipment	23,636	74,856
Investment in development	(112,981)	(75,888)
Net cash used in investing activities	(815,946)	(3,806,957)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Income from short-term loan	13,408,410	0
Repayment of debt	0	(5,804,804)
Dividends paid	0	(3,800,000)
Net cash used in financing activities	13,408,410	(9,604,804)
Net decrease in cash and cash equivalents	(4,135,446)	(1,777,868)
Cash and cash equivalents at beginning of year	6,405,857	8,183,725
Cash and cash equivalents at year-end	2,270,411	6,405,857

The accompanying Notes 1 to 12 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a) Restatement in constant currency

As required by Resolution No. 368 of the National Securities Commission, entities subject to its control must discontinue as of September 1, 1995 the application of restatement methods to the financial statements to account for changes in the currency purchasing power.

Accordingly, if applicable, the financial statements have considered the effects of such changes until August 31, 1995. For this purpose, the method established by Technical Resolution No. 6 of the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) has been applied using adjustment factors, derived from the General Level Wholesale Price Index, published by the National Institute of Statistics and Census.

Additionally, Resolution No. 84/96 of the Professional Council of Economic Sciences of the City of Buenos Aires, which approves Resolution No. 140/96 of the Argentine Federation of Professional Councils of Economic Sciences, allows the use of the local currency as a measuring unit, provided 8% is not exceeded as the annual variation in the General Level Wholesale Price Index. The variation in this index during the year was –5.30%.

According to the Board of Directors' opinion, the discontinued application of this method as from the date mentioned in the second paragraph does not significantly affect the Company's shareholders' equity and/or the results of its operations.

b) Accounting disclosure criteria

As from the period ended June 30, 2001, and as a result of the enactment of Resolution No. 368, as amended, of the National Securities Commission, the Company has changed the formal order of the financial statements, by disclosing the consolidated financial statements first and then presenting the basic financial statements. Such change does not imply that the consolidated financial statements should be considered as basic information, but, on the contrary, they continue to be additional information, as required by the second paragraph of article 62 of Law No. 19550.

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS - Continued

c) Valuation criteria

The main valuation criteria used in the preparation of the financial statements are as follows:

- Cash, short-term investments, accounts receivable, other receivables and payables

  - In local currency: nominal value at year-end, including, if applicable, interest accrued as of that date.

  - In foreign currency: nominal value in foreign currency plus interest accrued at year-end, converted at the exchange rates prevailing as of that date for the settlement of these transactions. Exchange differences were charged to the gain/loss for the year.
    As set forth by General Resolution No. 392/02 of the National Securities Commission and by virtue of Resolution M.D. 1/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires, the assets and liabilities denominated in foreign currency as of December 31, 2001 have been valued at the exchange rate of $ 1 = US$ 1, or in the case of other foreign currency, its equivalent.

- Inventories

  Raw materials (including raw materials in transit) were valued at replacement cost at year-end, not exceeding market prices as of that date.

  Finished goods were valued at production cost at year-end, not exceeding its net realizable value.

- Long-term investments

  - Companies Art. 33 - Law No. 19550: This investment has been valued by applying the equity method in accordance with Technical Resolution No. 5 of the FACPCE, calculated on the basis of the financial statements as of December 31, 2001 of Interclima S.A. These financial statements have been audited by Henry Martin, Lisdero y Asociados, which issued an auditors' report on March 8, 2002.

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS - Continued

On the other hand, to determine the equity method, consideration has been given to the adjustments necessary to conform the valuation criteria of the controlled company to those of the Company, and the difference between the actual amount paid and that resulting from applying the equity method has been allocated as follows:

- The portion associated with the excess of fair value over book value of the property, plant and equipment of the controlled company has been reflected as the carrying value of the investment.

The gain/loss on the interest in the controlled company is included in a separate line item of the statement of operations.

- Property, Plant and Equipment

Property, plant and equipment acquired prior to August 31, 1995 are valued at cost restated in constant pesos at August 31, 1995, as stated in b) of this note, less accumulated depreciation. Assets acquired subsequent to August 31, 1995 have been valued at cost, less applicable accumulated depreciation. Depreciation is calculated applying the straight-line method over the estimated useful lives of the respective assets. Assets under leases are included in this account.

The book values of each group of assets do not exceed their recoverable value.

- Intangible Assets

The intangible assets include:

- Research and development expenses associated with the licenses of new products. These expenses are amortized by applying the straight-line method over 3 years, and are not amortized until the new products are launched.

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS - Continued

- Allowances

  - Deducted from the assets

    a) Uncollectible receivables: an allowance has been established based on an overall review of each customer amount that presents a risk of uncollectibility.

    b) Unrecoverable inventories: Calculated considering the recoverable value of damaged, obsolete and slow-moving items.

- Shareholders' equity

  Shareholders' equity is restated as mentioned in a) of this note, except "Capital stock - Nominal value", which has been maintained at its original value. The adjustment resulting from the restatement in constant currency as of August 31, 1995 is disclosed in "Adjustments to capital".

- Statement of operations accounts

  - Long-term investments have been calculated using the equity method, applying the Company's ownership interest in the ordinary and extraordinary gain/loss of the controlled company, for the same period of time as that of the Company, and deducting the gain/loss not related to third parties. In addition, the adjustments necessary to conform the valuation criteria of the referred company to those of the controlled company are included.

  - Financial and holding results include exchange rate differences, as well as holding results on inventories and interest.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS - Continued

- Income Tax - Minimum Presumed Income Tax

  Due to a tax loss carryforward and in accordance with current regulations, no provision for income taxes has been recorded during the current year.

  No consideration has been given to the effect of deferred income tax, as the use of this method is not required in conformity with professional accounting principles in Argentina.

  Due to the Competition law, which excludes companies from payment of the minimum presumed income tax until April 30, 2002, no provision has been recorded for such tax.

- Statement of Cash Flows

  In accordance with Resolution No. 368 of the National Securities Commission, the Statement of Cash Flows is included as part of the basic financial statements. In preparing the Statement of Cash Flows, the Company used the indirect method, considering the net result for the year and adding or deducting, as the case may be, those items involved in its determination, but which did not affect the funds and changes in assets and liabilities, as well as the funds "provided by" or "used in" "investing" and "financing" activities. The Company considered cash to be cash and those short-term investments (original investments maturing within three months).

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS

	2001	2000
CURRENT ASSETS		
Cash		
Cash and petty cash in local currency	9,017	6,009
Cash in foreign currency	3,822	4,110
Banks in local currency	996,578	56,829
Banks in foreign currency	78,295	437,457
	1,087,712	504,405
Investments		
Bonds and shares	587	587
Savings account and other in foreign currency	1,181,620	5,186,008
Savings account in local currency and other	1,079	715,444
	1,183,286	5,902,039
Accounts Receivable		
Trade receivables	7,128,590	10,079,219
Companies Art. 33 - Note 8	0	50,000
Trade receivables in foreign currency	9,770	29,260
Allowance for uncollectible receivables	(85,723)	(85,723)
	7,052,637	10,072,756
Taxes receivable		
Promotion benefits receivable - Note 5 c)	0	1,481,795
Input VAT	240,328	1,233,639
Other	13,166	303,786
	253,494	3,019,220
Other Receivables		
Reimbursements receivable in local currency - Note 5	0	1,004,227
Other	532,710	1,484,148
	532,710	2,488,375

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2001	2000
Inventories		
Finished goods	5,790,800	6,611,415
Raw materials	10,422,525	10,638,018
Raw materials in transit	1,152,823	1,212,356
Inventories at year-end	17,366,148	18,461,789
Advances to suppliers in local currency	64,690	92,767
Advances to suppliers in foreign currency	309,924	588,279
Allowance for unrecoverable inventories	(1,505,288)	(1,459,618)
	16,235,474	17,683,217
NONCURRENT ASSETS		
Tax receivables		
Mandatory savings	8,539	8,539
Input VAT	1,048,470	0
Income tax advances	1,382,007	0
Promotional benefits receivable - Note 5.c)	518,879	0
Other	395,581	1,165,807
	3,353,476	1,174,346
Other receivables		
Refunds receivable in local currency - Note 5	1,004,226	0
	1,004,226	0
CURRENT LIABILITIES		
Accounts payable		
In local currency	1,333,461	1,726,055
Accounts payable – Companies Art. 33 – Law No. 19550 – Note 8	219,725	0
In foreign currency	3,521,733	22,541,072
Accrued interest	0	(543,909)
	5,074,919	23,723,218

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2001	**2000**
Payroll, benefits and tax liabilities		
Payroll and benefit liabilities	278,411	622,943
Tax liabilities	367,588	416,461
	645,999	1,039,404
Bank debt		
Financial loans	13,614,526	0
Accrued interest	(206,116)	0
	13,408,410	0
Other liabilities		
Companies Art. 33 Law No. 19550 - Note 8	1,000,000	1,078,327
Miscellaneous provisions	677,894	703,383
	1,677,894	1,781,710
NONCURRENT LIABILITIES		
Other liabilities		
Companies Art. 33 Law No. 19550 - Note 8	416,256	1,000,000
	416,256	1,000,000

NOTE 3 - CAPITAL STRUCTURE - SHAREHOLDERS' EQUITY

a) Capital Structure

In accordance with the modification to the Company's By-laws approved at the Special Shareholders' meeting held on May 27, 1994, the capital of the Company was increased from $ 3.20 to $ 2,000,000.

This capital, which is totally registered, subscribed, and paid-in, is represented by 20,000,000 registered common shares with a par value of $ 0.10.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 3 - CAPITAL STRUCTURE - SHAREHOLDERS' EQUITY - Continued

The shares of the Company were converted into three classes, as follows:

Class of shares	Votes
Class "A"	Three (3) votes each
Class "B"	Three (3) votes each
Class "C"	One (1) vote each

On a per share basis, the Class A, B and C Shares participate equally in dividends.

The capital structure as of December 31, 2001 and 2000 is as follows:

Class of shares	Number
Class "A" shares	5,200,000
Class "B" shares	5,200,000
Class "C" shares	9,600,000
Total	20,000,000

b) Other Reserves - Reserve for Future Dividends

This account includes the decisions taken by the Shareholders at the Meetings held on May 24, 1995, May 22, 1998 and April 29, 1999, whereby it was approved that a reserve for future dividends be recorded in the sum of $ 8,545,110, $ 3,500,000 and $ 3,800,000, respectively. This reserve remained at the Board of Directors' discretion. On July 14, 1995, May 12, 1998, July 12, 1999, December 13, 1999, July 18, 2000 and December 15, 2000, the Board of Directors approved the payments of $ 4,261,580, $ 4,250,000, $ 1,750,000, $ 1,750,000, $ 1,900,000 and $ 1,900,000, respectively.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 4 - COMPOSITION OF FINANCIAL AND HOLDING RESULTS

The composition of Financial and Holding Results for the years ended December 31, 2001 and 2000, is as follows:

	2001		2000	
	Generated by		Generated by	
	Assets	Liabilities	Assets	Liabilities
	(Loss) Gain	(Loss) Gain	(Loss) Gain	(Loss) Gain
Nominal interest	547,965	(1,508,030)	98,179	(1,504,501)
Exchange differences	-	(360,735)	-	535,481
Holding results on:				
- inventories	(183,858)		(1,052,180)	-
- short-term investments and tax receivables - Note 5 c)	(1,459,796)		(471,440)	-
Subtotal	(1,095,689)	(1,868,765)	(1,425,441)	(969,020)
Total	(2,964,455)		(2,394,461)	

NOTE 5 - TIERRA DEL FUEGO TAX REGIME

The Company is included in the following regimes:

- Industrial Promotion Regime established by the 1972 National Law No. 19640 for developing activities in the Province of Tierra del Fuego. In this regard, the Company is entitled to certain tax and customs duty benefits until 2013. The benefits include the following:

a) Income tax: In accordance with Executive Order No. 1395/94, the national government established that, as of September 1, 1994, 85% (see effect of Executive Order No. 615/97) of the sales price to customers shall not be subject to income tax (of which the current rate is 35%) on profits generated within said province.

b) Value Added Tax (VAT): The Company's sales are subject to a 21% rate as of April 1995. This tax is collected from MIRGOR S.A.C.I.F.I.A.'s customers.

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

Executive Order No. 1395/94 established that the presumed tax receivable, to be calculated as from September 1, 1994, results from applying the tax rate on 61.11% (see effect of Executive Order No. 615/97) of the net sales price to customers. Therefore, the tax payable is reduced to 8% thereof as of April 1995.

c) In accordance with Law No. 23697 the national government suspended certain tax benefits during fiscal years 1989 and 1990. The resulting VAT and capital taxes paid in connection with this law were to be reimbursed to the Company in the form of government bonds.

   D.G.I.'s Resolution No. 3838/94, established the procedure by which Mirgor can obtain the bonds (tax credit certificates). Consequently, Mirgor recorded tax receivables amounting to $ 1,511,787.90 due to the difference between the amount originally recorded and that applied for on June 27, 1995 in accordance with the valuation criteria set forth in Resolution No. 3838/94.

   On September 17, 1996, the Tax Authorities notified the Company of their decision whereby they acknowledged a higher amount in favor of the Company ($ 2,194,141.99) due to the application of an adjusted index of the month prior to that used by the Company in the original filing. Likewise, with regard to the Suppliers' VAT refund, a receivable amounting to $ 148,853.37 has been recorded, and will be recovered under the export VAT refund regime.

   Considering that on May 2, 1996, the Ministry of Economy and Public Works and Utilities issued Resolution No. 580/96, which includes receivables prior to April 1, 1991, the Company decided to record the acknowledged receivable of the Debt Consolidation Bonds, issued pursuant to Law No. 23982 and its regulatory provisions, at the market value prevailing at the end of each period.

   On May 19, 1997, the Tax Authorities notified the Company of their provisional approval of the amounts stated in the preceding paragraphs.

d) Pursuant to Law No. 19640, the Company does not pay customs duties (which for the Company would amount to approximately 15%) and no import tax rate (which is currently equivalent to 3%) on the total value of imported materials used in the Company's operations in Tierra del Fuego.

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

e) Certain of the benefits obtained by the Company for b) and d) above are as follows:

	Periods ended December 31	
	2001	**2000**
Value added tax (VAT)	6,777,697	11,517,014
Customs duties and import rate (estimated)	3,144,422	5,206,200

Even though the operation in Tierra del Fuego enjoys the above-mentioned promotional tax benefits, it has, on the other hand, incurred higher costs such as wages, communications, freight, leasing, travel expenditures, etc.

Subsequently, Executive Order No. 615/97 of July 7, 1997, which amended Executive Order No. 1395/94, reimplemented certain tax benefits granted under the Industrial Promotion Regime. In light of the new Executive Order, the presumed tax receivable, to be calculated as of August 1, 1997, for VAT purposes, will result from applying the tax rate (prevailing upon sale) to the net sales price to customers.

In regards to income tax, the sales made to continental Argentina will enjoy a 100% exemption from the tax provided for in clause a), Art. 4 of the Law No. 19640.

In regards to the refunds receivable in local currency for exports from continental Argentina to Tierra del Fuego, due to delays in payments incurred by the National Government, the Company filed several applications for their collection with the General Customs Administration (Promotional Regimes Division).

To the date of issuance of these financial statements, such claims continue to be under administrative proceedings.

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

Amounts expressed in Pesos

- Competitiveness regime, established by National Executive Order No. 730/01 to improve competitiveness and employment generation in the country. The main benefits established for those companies adhered thereto are as follows:

a) Full exemption from the tax on interest paid and the financial cost of corporate indebtedness;

b) Full exemption from the minimum presumed income tax;

c) Computation as VAT credit of the amounts paid for employers' contributions on the payroll owed to the Unified Social Security System (SUSS).

The benefits referred to in a) above are effective as of August 31, 2001 and those referred to in b) and c) above as of July 1, 2001. In cases a) and b), these benefits will no longer be enjoyed on April 30, 2002; and in case c), on November 30, 2001.

NOTE 6 - SIGNIFICANT CUSTOMERS AND LICENSE AGREEMENTS

For the years ended December 31, 2001 and 2000, the Company's sales to its most significant customers were as follows:

	2001	2000
Volkswagen Argentina S.A.	36%	26%
Peugeot Citroen Argentina S.A.	27%	35%
Renault Argentina S.A.	18%	30%
Mercedes Benz	4%	3%
General Motor Argentina	3%	0%
Fiat Auto Argentina S.A.	1%	1%

A significant portion of the Company's products is manufactured under license agreements with Valeo Thermique Habitacle.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos (Note 1.b)

NOTE 7 - CONTROLLING SHAREHOLDER

Controlling shareholder: Il Tevere S.A.
Legal Address: Paseo Colón 221, 2nd Floor, Buenos Aires
Principal Activity: Investor in shares of other corporations
Voting percentage: 76.47%
Share percentage: 52%

On July 15, 1996, 40% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation, which indirectly owns 20.8% of the capital stock of MIRGOR S.A.C.I.F.I.A. and is entitled to 30.59% of votes. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; accordingly, its ownership interest in the capital stock of MIRGOR S.A.C.I.F.I.A. increased to 26%.

NOTE 8 - TRANSACTIONS WITH ART. 33 COMPANIES - LAW No. 19550

During the years ended December 31, 2001 and 2000, the Company had related-party transactions with its controlled company in the amounts of $ 858,909 and $ 2,935,788, respectively. Also, during 2000 the Company acquired from its controlled company the production line of Nocolock condensers in an amount of $ 2,850,000. Such transaction was recorded at market prices for the assets involved and did not give rise to results related to third parties.

On November 29, 1999 and August 20, 1998, the Company's Board of Directors made irrevocable contributions for future capital increases in Interclima S.A. of 4,500,000 and 3,000,000 respectively, by capitalizing a portion of the debt held by Interclima S.A. with the Company.

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NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 8 - TRANSACTIONS WITH ART. 33 COMPANIES - LAW No. 19550 - Continued

As of December 31, 2001 and 2000, the liabilities for Mirgor and/or Interclima S.A. amounted to:

	2001	2000
Liabilities/Accounts receivable	(219,725)	61,417
Liabilities (Companies Art. 33 - Law No. 19550) - Current	(1,000,000)	(1,078,327)
Liabilities/Receivables (Companies Art. 33 - Law No. 19550) - Noncurrent	(416,256)	(1,000,000)
Total	(1,635,981)	(2,016,910)

NOTE 9 - INCOME TAX WITHHOLDINGS ON DIVIDENDS

When the payment of dividends is made in excess of the taxable income, estimated as set forth in the income tax law, 35% of such amount in excess should be withheld as sole and final payment.

In accordance with the unnumbered article following article 69 of the referred Law, the Company is not compelled to make any withholding in this regard.

NOTE 10 - STATUTORY BOOKS

The books that were legalized subsequent to the date of the related transactions are as follows:

Journal No.	Legalization date	Period's transactions
25	April 23, 2001	02/21/01 to 03/31/01
26	April 23, 2001	04/01/01 to 04/30/01
27	August 6, 2001	05/01/01 to 06/01/01
28	August 8, 2001	06/02/01 to 07/02/01
29	October 23, 2001	07/03/01 to 08/01/01
30	October 24, 2001	08/02/01 to 08/31/01
31	November 2, 2001	08/31/01 to 10/03/01
32	November 2, 2001	10/04/01 to 10/31/01

In compliance with the requirements established by the provisions of D.P.J. No. 105/94, issued by the Legal Persons Administration of Tierra del Fuego, and for administrative reasons, to date, the transactions for the period November 20, 2001-December 31, 2001 have not yet been transcribed.

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION AND IMPACT OF THE DEVALUATION RESOLVED SUBSEQUENT TO YEAR-END

1. Economic situation

During the last months of 2001, Argentine economic activity decreased impairing domestic markets. At the same time, interest rates required by investors in Argentine Government bonds significantly increased, the quoted market prices of these bonds decreased, and the level of bank deposits as well as foreign credit availability decreased. Under these circumstances, the national authorities implemented several measures, which included, among others: a) the national and provincial public debt-restructuring program, negotiating a voluntary debt swap with the bondholders, which contemplates a substantial decrease in interest rates and guarantee of the new debt with future tax collections; and b) restrictions on the availability of bank deposits and transfers of funds abroad that are not related to certain commercial transactions.

Subsequently, the National Government declared the default of the payment of the country's external debt and on January 6, 2002, the Public Emergency and Exchange Regime Reform Law No. 25561 was enacted, whereby the Executive Branch was empowered to establish a system that will determine the exchange rate between the peso and foreign currencies and put into place exchange regulations. Also, the referred law amended Law No. 23928 ("Convertibility Law"), which had been in force since 1991.

On January 10, 2002, the Central Bank of Argentina (B.C.R.A.) issued Notice A 3425, which set forth the terms of the official exchange market beginning on January 11, 2002 (basically for exports and certain imports) and a free exchange market for the remaining transactions. The exchange rate for the US dollar in the official market was $ 1.40 = US$ 1 and the currency selling exchange rate in the free exchange market on January 11, 2002 ranged from 1.60 to 1.70 pesos per dollar.

On February 3, 2002, the Executive Branch, through Executive Order 214/2002 –which partially amends Law No. 25561 - established, among other relevant issues, the conversion of debts in US dollars or other foreign currencies into pesos. Law No. 25561 was enacted (January 6, 2002), according to the following regime:

- All of the deposits denominated in US dollars or other foreign currencies in the financial system shall be converted into pesos at the exchange rate of $ 1.40 = US$ 1, or its equivalent in other foreign currency.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION AND IMPACT OF THE DEVALUATION RESOLVED SUBSEQUENT TO YEAR-END - Continued

- All debts denominated in US dollars or other foreign currencies held with the financial system shall be converted into pesos at the exchange rate of $ 1 = US$ 1, or its equivalent in other foreign currency.
- The obligations denominated in US dollars or other foreign currency, not related to the financial system, shall be converted at the exchange rate of $ 1 = US$ 1. Any of the parties may require a fair price readjustment, if the application of this rule leads to a contractual unfairness. If no agreement is reached between the parties, a court shall decide thereon.

In the three cases described above, the amounts shall be adjusted to the so-called "Reference Stability Rate" (CER), which shall be periodically published by the B.C.R.A. In addition, a minimum interest rate shall be applied to deposits and a maximum rate to loans.

On February 8, 2002, the Executive Branch issued Executive Order 260/02, whereby the foreign exchange regime was amended, replacing it with a free exchange market whereby all of the transactions in foreign currencies could be freely traded. These transactions are subject to the requirements and regulations of the B.C.R.A. The transfers abroad for financial loan principal services and profits and dividends made in the 90-day period after February 11, 2002 shall require the prior consent of the B.C.R.A., whatever the payment term may be. Due to the complexity of the matter, the B.C.R.A. will surely issue new regulations in the future.

Also, as of February 28, 2002, the selling exchange rate for the US dollar in the free and sole exchange market ranged from 2.05 to 2.15 pesos per US dollar.

As of the date of these financial statements the National Government is still in the process of analyzing and issuing additional and supplementary regulations to those mentioned above.

2. Impact of economic measures on the Company's situation

The additional information reveals all of the effects arising from the new economic and exchange measures known as of the date of issuance thereof. In this regard, the Company's management has made its estimations taking into account said measures. Any future effects that additional or supplementary measures may have on the Company will be recorded upon the acknowledgment thereof by management.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 11 – MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION AND IMPACT OF THE DEVALUATION RESOLVED SUBSEQUENT TO YEAR-END - Continued

As informed in Note 2, and as set forth by General Resolution No. 392/02 of the National Securities Commission and by virtue of Resolution M.D. 1/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires, the assets and liabilities denominated in foreign currency as of December 31, 2001 have been valued at the exchange rate of $ 1 = US$ 1, or its equivalent, in the case of other foreign currency.

Effect on assets and liabilities denominated in foreign currency.

Below is a detail of the impact that changes in the exchange regime subsequent to year-end had on assets and liabilities denominated in foreign currency as of December 31, 2001. The estimates were made according to the latest information available as of March 7, 2002.

	Amount in Pesos as per Balance Sheet	**Proforma Amount in Pesos**
ASSETS		
CURRENT ASSETS	10,752,981	16,236,278
TOTAL ASSETS (*)	10,752,981	16,236,278
LIABILITIES		
CURRENT LIABILITIES	16,974,046	22,100,572
TOTAL LIABILITIES	16,974,046	22,100,572

(*) Includes inventories whose adjustment basis is denominated in foreign currency.

Exchange differences generated as a result of the devaluation occurred through the opinion date of the financial statements, and are disclosed above. The differences will be reflected in the accounting records in the fiscal year ending December 31, 2002, in conformity with the accounting principles in force. As of the issuance date of these financial statements, the estimated impact is a positive exchange difference of approximately $ 356,768.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 - Continued

Amounts expressed in Pesos

NOTE 11 – MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION AND IMPACT OF THE DEVALUATION RESOLVED SUBSEQUENT TO YEAR-END - Continued

It should be mentioned that regarding the proforma estimate mentioned above, Management took into account the contents of Executive Order 214/2002, in connection with the conversion into pesos of debt and credits. However, as of the date of issuance of these financial statements, the referred content was still under discussion by government officers (the Executive Branch and/or the Central Bank of Argentina), which results in an environment of uncertainty regarding the ultimate valuation of the referred assets and liabilities.

In addition, negotiations are underway for the Company to renew its credit with banks, which is affected by the general environment of uncertainty mentioned above.

Also, the Company has certain tax and refunds receivable disclosed in noncurrent assets, whose future recovery depends on the probabilities of the National Government reversing its default situation, and on the generation of income which would be subject to tax.

Therefore, the situations mentioned in the paragraphs above do not allow us to ensure that the final results agree with the estimates made by the Company. The information included in these financial statements, and other related documentation, does not illustrate the potential impact that might derive from the situation depicted above and, accordingly, should be analyzed considering that possibility.

NOTE 12 – EXTRAORDINARY (LOSS) INCOME

Extraordinary (loss) income is mainly due to the severance payments made during the year, in relation to the restructuring of personnel according to the Company's activity levels.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (U.S. "SEC")
FILE N° 82-3941

MIRGOR

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL EJERCICIO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2001

CONJUNTAMENTE CON EL INFORME DE LOS AUDITORES

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

United States Securities
and Exchange Commission
(U.S. "SEC")
File No. 82-3941

INFORME DE LOS AUDITORES

A los señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

Hemos auditado los estados de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de diciembre de 2001 y 2000, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos con sus notas 1 a 12, por los ejercicios finalizados en esas fechas, la correspondiente Reseña Informativa e información adicional a los estados contables requerida por el Art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y el estado de situación patrimonial consolidado al 31 de diciembre de 2001 y 2000 así como los correspondientes estados de resultados consolidados y el de origen y aplicación de fondos consolidados y los anexos C y H también por los ejercicios finalizados en esas fechas. Dichos estados contables son responsabilidad del Directorio de la mencionada Sociedad. Nuestra responsabilidad es expresar una opinión sobre dichos estados contables tomados en su conjunto, basada en nuestro examen de auditoría.

Nuestra tarea fue realizada de acuerdo con normas de auditoría vigentes en la República Argentina. Estas normas requieren que el auditor planifique y efectúe el examen para obtener una confianza razonable acerca de que los estados contables, considerados en su conjunto, no incluyan errores u omisiones significativos, de acuerdo con las normas contables profesionales. Una auditoría incluye examinar, a través de pruebas selectivas, la evidencia que respalda la información contenida en los estados contables. Una auditoría también comprende evaluar las normas contables utilizadas y la razonabilidad de las estimaciones significativas efectuadas en la preparación de los estados contables, así como la evaluación de la presentación de los mismos tomados en su conjunto. Creemos que la auditoría realizada nos brinda una base razonable para nuestra opinión.

ERNST & YOUNG

Como se explica en la nota 11 a los estados contables mencionados en el primer párrafo, durante los últimos meses del ejercicio concluido el 31 de Diciembre de 2001, el Gobierno Nacional introdujo cambios significativos de política económica, habiéndose dispuesto con posterioridad al cierre mencionado, la modificación del régimen cambiario establecido por la Ley de Convertibilidad vigente desde el año 1991, a través de la emisión de sucesivas normas legales, muchas de las cuales aún se hallan en proceso de instrumentación y reglamentación. En la nota referida se describen también los efectos sobre la situación general de la Sociedad producidos por las medidas adoptadas hasta la fecha por el Gobierno Nacional. El contexto económico y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los presentes estados contables deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

En nuestra opinión, y sujeto a los efectos que eventualmente podrían derivarse de lo mencionado en el párrafo anterior, los estados contables mencionados en el primer párrafo presentan razonablemente, en todos los aspectos significativos:

1) La situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones y las variaciones del patrimonio neto y en los orígenes y aplicaciones de fondos por los ejercicios finalizados en esas fechas, de acuerdo con normas contables profesionales vigentes en la República Argentina.

2) La situación patrimonial consolidada de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su controlada al 31 de diciembre de 2001 y 2000, como así también el resultado del ejercicio y las variaciones en el patrimonio neto y en los orígenes y aplicaciones de fondos por los ejercicios finalizados en esas fechas, de acuerdo con normas contables profesionales vigentes en la República Argentina.

No tenemos observaciones que formular en lo que resulta de nuestra competencia sobre la información relacionada con los estados contables, incluida en la Reseña Informativa preparada por el Directorio de la sociedad al 31 de diciembre de 2001, como así tampoco a la información requerida por el artículo 68 del Reglamento de la Bolsa de Buenos Aires.

Información adicional:

a) Las normas de auditoría y las normas contables profesionales, vigentes en la República Argentina, mencionadas en los párrafos anteriores, corresponden a la Ciudad Autónoma de Buenos Aires.

b) Los estados contables mencionados en el primer párrafo surgen de los registros contables llevados en sus aspectos formales, de conformidad con normas legales, excepto por lo indicado en la nota 10, encontrándose asentados en el libro Inventarios y Balances.

c) Los referidos estados contables han sido confeccionados respetando las normas relativas a su forma y contenido previstas en la Ley N° 19.550 (conforme a la interpretación que, con respecto a su artículo 62, efectúa el Decreto N° 316/95 del Poder Ejecutivo Nacional) y la Resolución General N° 368 de la Comisión Nacional de Valores.

d) Al 31 de diciembre de 2001 la deuda devengada en concepto de aportes y contribuciones con destino al régimen de jubilaciones y pensiones a favor de la Administración Nacional de la Seguridad Social que surge de los registros contables ascendía a $131.562,85 no siendo exigible a esa fecha.

Buenos Aires,
8 de marzo de 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° LXIX F° 174

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Bernard Clapaud
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Vincent Hinous
Sr. Jean Francois Vingre
Sr. Guillermo Luis Perkins
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Arturo Lisdero
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr. Carlos Majlis
Dr. Ricardo Jorge Demattei
Dr. Jorge Puricelli

MIRGOR
Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. SEC File
Nº 82-3941

EJERCICIO ECONOMICO Nº 31 INICIADO EL 1º DE ENERO Y FINALIZADO EL 31 DE DICIEMBRE DE 2001

MEMORIA

Señores Accionistas:

De conformidad con las disposiciones legales y estatutarias vigentes sometemos a vuestra consideración la documentación de los estados contables correspondiente al ejercicio económico Nº 31 finalizado el 31 de diciembre de 2001.

Cuadro de situación en que se desarrolló la actividad del ejercicio.

El año 2001 se inició con grandes expectativas de despegue de la postergada actividad económica del país y finalizó con la más profunda depresión que la historia moderna de la Argentina pueda recordar.
Todos los eventos que se fueron sucediendo durante el período tuvieron un denominador común que fue la dificultad de los políticos para interpretar correctamente la crisis y actuar en consecuencia.

El blindaje acordado con los organismos de crédito internacionales otorgó cierto grado de optimismo ya que se pensaba que esto despejaba el horizonte de las necesidades de fondos del Estado argentino.
Sin embargo, rápidamente comenzaron los problemas políticos y la consecuente pérdida de confianza de la población. La manifestación más clara de la percepción de la gente fue la caída de los depósitos y la consecuente disminución de las reservas del Banco Central.

En ese contexto el gobierno tuvo que reemplazar a dos ministros de economía, al fracasar José Luis Machinea y al no tener la fortaleza suficiente para sostener a Ricardo López Murphy. Este último planteaba la necesidad de ajustar el gasto público en menos de U$S 4.000 millones, una cifra que parece muy pequeña al lado de los valores que se están manejando en el presupuesto 2002.

Con el retorno de Domingo Cavallo, el Presidente De la Rua pensó que podría solucionar todos los problemas de desconfianza interna y externa que pesaba sobre su gobierno.
El nuevo ministro, despegándose de su rol de técnico, encaró los temas desde la más completa heterodoxia, amparándose en el respeto que tenía en los mercados.
Esta actitud lo llevó a cometer errores que derivaron en la pérdida de la credibilidad, comenzando con la inclusión del euro en la convertibilidad. Esta modificación introdujo un factor de incertidumbre que hizo que muchos operadores comenzaran a apostar en contra de la Argentina.
Tampoco se presentaron alternativas a la baja del gasto público que reclamaban los mercados como condición para continuar con los desembolsos previstos en el acuerdo de blindaje.
Cavallo pensó que la reactivación de la economía se podría lograr a través de los planes de competitividad; sin embargo el crecimiento del desempleo, el aumento geométrico de las empresas con dificultades y la extrema cautela de los consumidores no lograron movilizar las fuerzas productivas.

El año terminó con la salida del Presidente De la Rua y su reemplazo por Rodríguez Saa, que solo estuvo unos días en el gobierno.
Todos estos cambios se sumaron a la total paralización de la actividad económica y financiera del país durante casi 20 días en los cuales los Bancos estuvieron operando a medias o directamente cerrados.

El inicio del año encuentra al país con un nuevo Presidente y una nueva política económica donde se destaca la salida de la convertibilidad y la alteración de todos los contratos que estaban pactados sobre la base del tipo de cambio fijo.

Mercado Automotriz

La producción de los primeros meses del año se sostuvo, casi exclusivamente por la fuerte incidencia de las exportaciones dirigidas a Brasil.
Sin embargo, esta suba de la demanda externa no sirvió para compensar la disminución de la demanda interna, que se contrajo como consecuencia de la cautela con que se movieron los agentes económicos durante todo el año.

Con el objeto de generar un incremento de las ventas domésticas, el gobierno lanzó los planes de Competitividad, que reducían algunos impuestos y otorgaban un subsidio del 6% a las compras de autopartes locales de las fábricas de autos.
Los precios de los autos fueron reducidos, no obstante lo cuál no hubo incentivos para interesar a los consumidores que estaban preocupados por la crisis del país.

La caída de la actividad se agravó a partir de agosto por la amenaza de Brasil de cobrar multas a las fábricas de autos que tuvieran deficits de sus balanzas comerciales con Argentina.
El origen del problema obedece al hecho que los principales socios del Mercosur no han logrado un acuerdo definitivo sobre la política automotriz que reconozca los perjuicios de los subsidios y la devaluación del real para la industria argentina.

La producción de automóviles y utilitarios livianos fue de 235.577 unidades en 2001, una baja del 30,6% con respecto a los 336.272 vehículos producidos en 2000.
Durante el mismo período las exportaciones pasaron de 126.968 unidades a 150.300 lo que representa un aumento del 18,4%. Es importante destacar que hasta agosto la tasa de crecimiento registrada en las exportaciones de automóviles excedía el 40% y la presión de Brasil sobre los importadores produjo la caída de las ventas argentinas a ese país.

El hecho significativo del período fue la concreción por parte de algunas terminales argentinas de exportaciones a extrazona, siendo Méjico el destino más importante para estos envíos.
Este mercado, sumado al desarrollo del comercio de Mercedes Benz para los mercados de conducción a la derecha representan una alternativa muy interesante para la industria en el año 2002.

La difícil situación de la economía y la falta de concreción del acuerdo de largo plazo con Brasil fueron los motivos por los cuales la industria no presentó nuevos modelos producidos localmente, excepto las nuevas versiones de autos existentes que permiten "lavarle la cara" a modelos que llevan varios años en el mercado.

Actividad desarrollada por la Sociedad

Las ventas de Mirgor se vieron resentidas en el comienzo del 2001 dado que sus principales clientes fueron los más afectados por la reducción de las ventas domésticas.
El caso más importante fue el de Renault, que había liderado las ventas domésticas durante el período del plan canje, y que no pudo compensar con exportaciones a Brasil.
La baja de producción de esta empresa fue de 55,4% en este período.

Otro impacto importante que tuvo la Compañía fue la confirmación del cierre de la planta de Chrysler en Córdoba. Los proyectos Cherokee y Grand Cherokee habían sido elaborados durante mucho tiempo con este cliente y, en el caso de este último no se pudo siquiera comenzar las entregas. Pese a ello, Chrysler aceptó los cargos producidos por los stocks obsoletos que produjo esta decisión.

En cuanto a las unidades vendidas por Mirgor de sistemas de aire acondicionado pasaron de 72.298 unidades en 2000 a 47.004 en 2001, lo que representa una caída del 35%. Por su parte las ventas de los sistemas de autos sin aire acondicionado bajaron un 56,7%, de 60.192 unidades a 26.089 entre los años 2000 y 2001.
La menor caída de los sistemas de aire acondicionado confirman que el plan canje tenía una mayor aceptación en los modelos de auto de menor equipamiento.

Si bien la Compañía había previsto una caída de la actividad para el año 2001, la crisis sufrida en el país supero las estimaciones que se habían realizado.

El objetivo principal que se trazó fue el de compensar estas bajas con un aumento de la participación de mercado, a partir de comenzar a entregar nuevos productos.
La pauta se cumplió en los casos de Volkswagen y General Motors Argentina, quedando pendiente para el año 2002 la concreción del lanzamiento de los sistemas del Clio II para Renault Argentina. Al respecto, Renault ha emitido una carta de intención y al cierre del ejercicio se estaban cerrando algunos detalles para confirmar el proyecto.

En lo que respecta a Volkswagen, se lanzaron los modelos Derby (sistemas derivados del Polo Classic) para las exportaciones que este cliente realiza a Méjico y los sistemas de aire acondicionado para el VW Gol.
Con esta incorporación, Mirgor logró concretar el objetivo de ser el proveedor exclusivo de la climatización de VW Argentina.
Hacia fines de año, en reconocimiento a la buena gestión que realiza la Compañía, VW decidió otorgar la órden de compra para el armado y provisión de los tableros de instrumentos de los vehículos Polo Classic que se estaban importando desde España.
Esta actividad que comenzó a realizarse en Febrero de 2002 se desarrolla en un nuevo predio industrial en Escobar (Prov. de Buenos Aires) y contribuirá a aportar ingresos para compensar la caída de la actividad.

También ha sido importante el inicio de las entregas de los sistemas de aire acondicionado para GM Argentina del modelo Corsa. La incorporación de este nuevo cliente abre las posibilidades de expansión de los negocios, sobre todo teniendo en cuenta el proyecto de comenzar la producción de un nuevo auto (código 4300) el cuál cuenta con elementos, que en el resto de los países donde se produce los provee Valeo.

Por último, merece destacarse el sostenido volúmen de exportaciones de condensadores a Brasil, pese a las fuertes presiones para reducir los precios.
El aspecto más importante fue que pese a la fortaleza del peso frente al real, nuestra controlada Interclima fue capaz de obtener la órden de compra para el condensador del proyecto Amazon de Ford Brasil.

Con respecto al área de manufactura de la Compañía se realizaron durante todo el año 2001 una serie de acciones dirigidas a lograr reducciones de gastos, algunos de ellos de carácter único y extraordinario como la reestructuración que se menciona en la nota 12, a efectos de afrontar la disminución de volumen. Muchas de las acciones se pudieron concretar por la aplicación de principios de gestión de la producción, relacionado con el diseño de línea de armado flexibles, la generalización del abastecimiento mediante pequeños trenes, mejora en los enlaces informáticos entre plantas y otros.

Las principales acciones llevadas a cabo en las distintas localizaciones son:

- PLANTA RIO GRANDE
  - Adecuación total de la disposición de las líneas de montaje
  - Mejora en la ocupación de fletes
  - Mejora del 8% en los tiempos standard de fabricación.
  - Proyecto a ser puesto en operación durante el 1er semestre 2002 de control informático de seguimiento de la actividad de las líneas de montaje.

- PLANTA PACHECO
  - Incorporación de nuevas líneas de montaje
  - Reducción de costos en el proceso de producción

- PLANA TABLADA
  - Reestructuración de las actividades del personal indirecto
  - Modificación del Lay Out que produjo mejoras en la utilización de espacios y tiempos.

Análisis de los Estados Consolidados

 # Resultado del ejercicio

Las ventas del período, fueron de miles de $ 45.469 representando una reducción del 38.1% con relación a las del ejercicio anterior (miles de $ 73.497). Esto se produjo principalmente por el efecto que produjo sobre la producción de las terminales la crisis económica que atraviesa el país desde principios del año 2001.

El resultado neto del ejercicio 2001 fue negativo, ascendiendo a miles de $ 5.570 (pérdida), representando un 12,25% sobre las ventas, el cual incluye un resultado extraordinario de miles de $ 667 en concepto de gastos de reestructuración que continuaron realizándose por efecto del deterioro del mercado. Asi mismo os resultados financieros y por tenencia arrojaron una pérdida de miles de $ 3.032, los cuales representan un 6.67% sobre ventas, representando un incremento con respecto al año anterior del 31.6%. Este resultado está influenciado por el efecto negativo de la tenencia de bonos nacionales, como consecuencia de la pérdida de credibilidad del Estado Nacional por la declaración de falta de pago de sus compromisos.

Los gastos de administración, miles de $ 5.448 representan el 12% con respecto a las ventas del ejercicio finalizado el 31 de diciembre de 2001, porcentaje superior en un 2.37% sobre el ejercicio anterior, por efecto de la baja de las ventas, y un 22.6% inferior en términos absolutos con respecto al mismo periodo.

Las operaciones con la empresa controlada se detallan en la Nota Nro 8 de los Estados Contables.

 # Flujo de Fondos

Los fondos aplicados a las operaciones ordinarias consolidadas, netos de los cambios en activos y pasivos fueron para el ejercicio 2001 igual a miles de $ 15.921, mientras que durante el ejercicio finalizado el 31 de diciembre de 2000 el flujo de fondos reflejo una generación por miles de $ 8.938. Durante el presente ejercicio se realizaron compras de bienes de uso por miles de $ 909, mientras que en el ejercicio anterior las compras fueron por miles de $ 1.092. Los fondos aplicados a las operaciones extraordinarias consolidados, fueron de miles de $ 667, originados en el pago de indemnizaciones como consecuencia de la readaptación de la dotación a la actividad de la compañía.

En cuanto a los fondos de actividades financieras, en el ejercicio 2001, se tomaron préstamos a corto plazo por miles de $ 13.408, no habiéndose cancelado deudas financieras durante este ejercicio, dichos fondos fueron aplicados a la cancelación de pasivos comerciales.

De esta manera Mirgor obtuvo, durante el año 2001, un flujo de fondos negativo de miles de $ 4.178, mientras que en el año 2000 dicho flujo fue de $ 1.741, también negativo.

 # Situación Patrimonial

El patrimonio neto del ejercicio 2001, que asciende a la suma de miles $ 33.414, presenta una disminución del 14.29% con respecto al ejercicio 2000.

El índice de liquidez corriente del ejercicio 2001 fue igual a 1.38 mientras que en el ejercicio 2000, dicho ratio ascendía a 1.63; asimismo el índice de endeudamiento total respecto al patrimonio neto fue igual a 0.60 para el 2001 y 0.67 para 2000.

El total de activos consolidados que para el ejercicio 2001 es igual a miles de $ 53.560 presenta respecto del ejercicio anterior una disminución del 17.73%.

Perspectivas Futuras

Si bien el presupuesto de Mirgor para el año 2002 fue realizado en Octubre del año 2001, la devaluación y los hechos vinculados a ella como la pesificación de las deudas y la reprogramación de los depósitos plantean un panorama complicado para el comienzo del año, y con un alto nivel de incertidumbre.

En el momento de escribir esta memoria se está esperando la concreción del acuerdo con el Fondo Monetario para poder evaluar cuales serán las consecuencias para la economía del país.

En este contexto, la caída del salario real produce un incremento de los precios relativos de los autos. A esto se suma la desaparición del crédito.

En virtud de lo expuesto, las terminales han adecuado sus planes de producción a las posibilidades de exportación a terceros mercados, prinicipalmente.
Es importante destacar que los productos que Mirgor provee para VW, General Motors y Daimler Chrysler Argentina cuentan con interesantes contratos.

De todas maneras, hemos recibido noticias firmes que los programas podrían aumentar rápidamente para recomenzar los embarques a Brasil, que fueron suspendidos en agosto del año pasado.
También se espera alguna reacción del mercado interno, a raíz de la decisión que tomara el Banco Central de liberar los depósitos congelados, que pueden ser aplicados a la compra de bienes registrables.
De acuerdo con las estimaciones de ACARA (Asociación de Concesionarios de la República Argentina) se podría incrementar la demanda prevista en más de 100.000, llevando la producción total a unos 250.000 autos.

En vista de la mayor penetración que tiene Mirgor en el mercado, esta cifra permitiría un incremento interesante de la facturación en comparación con la realizada en el ejercicio 2001.
También debe considerarse los esfuerzos realizados por la Empresa durante el último año para adecuar la estructura a la nueva realidad del mercado.

Propuesta del Directorio.

Distribución de Utilidades

Los Resultados no asignados al cierre del ejercicio presentan la siguiente información:

Conceptos	*Miles $*
Resultados no asignados al inicio del ejercicio	*32.727*
Resultado del ejercicio	*(5.570)*
Total al 31 de diciembre de 2001	*27.157*
Destinado a Reserva Legal	-
Saldo a disposición de la Asamblea de Accionistas	*27.157*

El Directorio deja a disposición de la Asamblea de Accionistas la decisión sobre la política de distribución de dividendos.

Agradecimiento.

El Directorio desea nuevamente expresar su profundo agradecimiento al personal directivo y a los empleados por el espíritu de colaboración demostrado durante el ejercicio, así como a proveedores y clientes por la confianza depositada en la empresa y el apoyo prestado.

8 de Marzo de 2002

Roberto G. Vázquez
Presidente

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S SEC File
N° 82-3941

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°31, INICIAD0 EL 1 DE ENERO DE 2001
RESEÑA INFORMATIVA
Por el ejercicio finalizado el 31 de DICIEMBRE de 2001
(Cifras expresadas en pesos).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL EJERCICIO.

El resultado ordinario del ejercicio iniciado el 1° de enero y finalizado el 31 de Diciembre de 2001 fue negativo y ascendió a 4.902.990 y el resultado extraordinario fue negativo y ascendió a 666.663. La pérdida ordinaria se encuentra influenciada por un resultado financiero negativo de 3.032.607.

El año 2001 si bien se inició con una expectativa favorable, ésta fue declinando con el correr de los meses, desembocando en una pérdida de confianza en la Argentina. La paralización de la actividad económica y financiera de diciembre fueron el cierre del año 2001, junto con la renuncia del Presidente De La Rua del Gobierno. Se inicia el año 2002 con un nuevo Presidente y una nueva política económica donde se destaca la salida de la convertibilidad.

Con respecto al mercado automotriz en particular siguió la tendencia de la economía del país, con un inicio de año favorable declinando fuertemente desde agosto, por la disminución de las exportaciones a Brasil.

En relación a la sociedad, ésta logro el objetivo de incrementar la participación de mercado en el caso de las terminales Volkswagen y General Motors, compensando de este modo las bajas en las ventas totales.

2. *ESTRUCTURA PATRIMONIAL* (cifras correspondientes a los estados consolidados y expresadas en pesos)

	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997 (2)
Activo Corriente	27,725,999	42,555,211	50,099,379	55,719,676	50,435,214
Activo no Corriente	25,834,273	22,551,987	23,536,879	23,616,183	23,005,926
Total del Activo	53,560,272	65,107,198	73,636,258	79,335,859	73,441,140
Pasivo Corriente	20,143,563	26,120,793	30,049,594	27,595,364	29,032,399
Pasivo no Corriente	0	0	0	5,758,039	5,859,485
Total del Pasivo	20,143,563	26,120,793	30,049,594	33,353,403	34,891,884
Participación Minoritaria	2,508	2,551	2,647	240	819
Patrimonio Neto	33,414,201	38,983,854	43,584,017	45,982,216	38,548,437
Total de Pasivo y Patrimonio Neto	53,560,272	65,107,198	73,636,258	79,335,859	73,441,140

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos)**

	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997 (2)
Resultado operativo ordinario	(1,444,737)	1,466,828	2,007,524	13,694,874	7,718,472
Resultado financieros	(3,032,607)	(2,302,788)	(2,348,758)	(1,434,024)	(2,166,235)
Otros (egresos) / ingresos	(425,690)	35,700	288,044	(577,647)	557,652
Resultado participación minoritaria	44	97	89	576	3
Resultado neto ordinario	(4,902,990)	(800,163)	(53,101)	11,683,779	6,109,892
Resultado extraordinario	(666,663)	0	1,154,902	0	1,597,972
Resultado participación minoritaria	0	0	0	0	(532) 0
Resultado neto	(5,569,653)	(800,163)	1,101,801	11,683,779	7,707,332

4. *DATOS ESTADÍSTICOS*

Volumen de unidades	31/12/2001		31/12/2000		31/12/1999		31/12/1998		31/12/1997 (2)	
	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(1) 26,995	178,250	63,164	232,861	39,540	226,689	52,589	305,129	37,163	182,040
Ventas	17,172	73,093	62,452	186,682	42,551	152,545	32,452	163,469	28,572	138,907

5. *INDICES*

	31/12/2001	31/12/2000	31/12/1999	31/12/1998	31/12/1997 (2)
Liquidez	1,38	1,63	1,67	2,02	1,74
Endeudamiento	0,60	0,67	0,69	0,73	0,91
Rentabilidad ordinaria antes de impuesto a las ganancias	-0,1429	-0,0210	0,0300	0,3400	0,2000

(1) Incluye aquella relacionada con Interclima S.A.
(2) El ejercicio finalizado el 31 de diciembre de 1997, corresponde a un período irregular de once meses.

6. *EVOLUCION DEL MERCADO DE LAS COTIZACIONES DE LA ACCION*

ENE 01	ENE 00	FEB 01	FEB 00	MAR 01	MAR 00	ABR'01	ABR'00	MAY 01	MAY 00
4.30	7.20	4.20	6.50	4.20	6.44	4.00	5.90	3.95	5.80

JUN 01	JUN 00	JUL'01	JUL'00	AGO'01	AGO'01	SET'01	SET'00	OCT 01	OCT 00
4.10	5.40	4.10	5.7	4.1	5.7	4.1	5.6	4.10	5.06

NOV 01	NOV 00	DIC 01	DIC 00
4.10	5.3	4.10	4.5

7. *PERSPECTIVAS*

Se presenta un inicio complicado, con un alto nivel de incertidumbre producto de la devaluación, la pesificación de las deudas y reprogramación de depósitos.

En virtud de lo expuesto, las terminales han adecuado sus planes para incrementar sus exportaciones.

Se espera que la autorización del Banco Central para realizar operaciones con bienes registrables utilizando los depósitos no a la vista, genere un incremento de la demanda del rubro.

Así mismo, hemos recibido noticias firmes que los programas a Brasil podrían reanudarse rápidamente.

Río Grande, 08 de Marzo de 2002.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°31 POR EL EJERCICIO INICIADO EL 1 DE ENERO DE 2001 Y FINALIZADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Expresados en pesos –

	2001	2000
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos	1,091,415	535,453
Inversiones	1,183,286	5,916,871
Créditos por ventas	7,258,625	10,589,220
Créditos fiscales	431,567	3,404,564
Otros créditos	550,011	3,211,720
Bienes de Cambio	17,211,095	18,897,383
TOTAL DEL ACTIVO CORRIENTE	27,725,999	42,555,211
ACTIVO NO CORRIENTE		
Inversiones – Anexo C –	34,053	53,480
Activos Intangibles - Nota 1.e.b)	352,149	482,956
Créditos fiscales	6,029,039	2,799,307
Bienes de Uso - Nota 1.e.a)	17,552,994	19,216,244
Otros Créditos	1,866,038	0
TOTAL DEL ACTIVO NO CORRIENTE	25,834,273	22,551,987
TOTAL DEL ACTIVO	53,560,272	65,107,198

Las notas y anexos a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2001 Y 2000.
- Expresados en pesos –

	2001	2000
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales	5,335,394	24,131,506
Deudas Bancarias	13,408,410	0
Deudas Sociales y Fiscales	721,865	1,137,828
Otras Deudas	677,894	851,459
TOTAL DEL PASIVO CORRIENTE	20,143,563	26,120,793
TOTAL DEL PASIVO	20,143,563	26,120,793
Participación minoritaria	2,508	2,551
PATRIMONIO NETO	33,414,201	38,983,854
TOTAL DEL PASIVO Y PATRIMONIO NETO	53,560,272	65,107,198

Las notas y anexos a los estados contables consolidados y a los estados básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001, COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos –

	2001	2000
Ventas netas		
(incluye beneficios fiscales de IVA por 6.784.007		
y de 11.524.119 respectivamente)	45,469,153	73,497,288
Costo de las mercaderías vendidas	(40,015,817)	(63,135,314)
UTILIDAD BRUTA	5,453,336	10,361,974
Gastos de Administración – Anexo H –	(5,448,594)	(7,003,351)
Gastos de Comercialización – Anexo H –	(1,430,052)	(1,872,366)
Otros Egresos / Ingresos	(425,690)	35,700
Resultados financieros y por tenencia		
Generados por activos	(1,147,111)	(1,369,368)
Generados por pasivos	(1,885,496)	(933,420)
Resultado por inversiones permanentes	(19,427)	(19,429)
SUBTOTAL	(4,903,034)	(800,260)
Resultado participación Terceros	44	97
RESULTADO ORDINARIO NETO DEL EJERCICIO	(4,902,990)	(800,163)
RESULTADO EXTRAORDINARIO DEL EJERCICIO	(666,663)	0
PERDIDA NETA DEL EJERCICIO	(5,569,653)	(800,163)

Las notas y anexos a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2001	2000
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Resultado ordinario del periodo	(4,902,990)	(800,163)
Ajustes para conciliar resultado del período con los fondos generados por (aplicados a) las operaciones		
Amortizaciones	2,689,787	3,046,456
Resultado por venta de bienes de uso	(11,919)	(34,493)
Participación minoritaria	(44)	(97)
Previsión para desvalorización de inventarios	69,473	(42,541)
Resultado por inversiones permanentes	19,427	19,429
Variaciones de Activo y Pasivo:		
Créditos por ventas	3,330,595	4,952,652
Bienes de cambio	1,616,815	2,382,165
Deudas comerciales	(18,796,112)	1,989,056
Deudas sociales y fiscales (neto de créditos)	(672,697)	(1,318,021)
Otros	736,478	(1,255,655)
FONDOS (APLICADOS A) GENERADOS POR LAS OPERACIONES	(15,921,187)	8,938,788
Resultado extraordinario del ejercicio		
Ajustes para conciliar resultado del ejercicio con los fondos generados por (aplicados a) las operaciones		
Resultado extraordinario	(666,663)	0
FONDOS (APLICADOS A) GENERADOS POR LAS OPERACIONES EXTRAORDINARIAS	(666,663)	0

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICEIMBRE DE 2001, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2001	2000
FONDOS GENERADOS POR (APLICADOS A) LAS ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso	(908,838)	(1,092,310)
Ingreso por venta de bienes de uso	23,636	93,233
Inversión en desarrollo	(112,981)	(75,888)
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN	(998,183)	(1,074,965)
FONDOS GENERADOS POR (APLICADOS A) LAS ACTIVIDADES FINANCIERAS		
Ingreso por préstamo a corto plazo	13,408,410	0
Cancelación deuda	0	(5,804,804)
Dividendos pagados	0	(3,800,000)
FONDOS GENERADOS POR (APLICADOS A) LAS ACTIVIDADES FINANCIERAS	13,408,410	(9,604,804)
Variación neta de caja, bancos y equivalentes	(4,177,623)	(1,740,981)
Caja,Bancos y equivalentes al comienzo del ejercicio	6,451,737	8,192,718
Caja, Bancos y equivalentes al final del ejercicio	2,274,114	6,451,737

Las notas y anexos a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000.
- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de Diciembre de 2001 y 2000 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro 4 de la FACPCE, con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de Diciembre de 2001 y 2000 con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital ordinario y en votos posibles al 31/12/2001	Fecha de cierre del período
Interclima Sociedad Anónima	99.9667	31/12/01

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE DICIEMBRE DE 2001 Y 2000.
- Cifras expresadas en pesos -

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de Diciembre de 2001 se utilizaron los estados contables de Interclima Sociedad Anónima que a la fecha señalada cuentan con la auditoría de Henry Martín, Lisdero y Asociados, los que han emitido el correspondiente informe de auditoría con fecha 8 de Marzo de 2002.

e) Evolución de activos significativos:

a) Bienes de Uso:	$
Saldo al comienzo del ejercicio	19.216.244
Altas	908.838
Bajas (neto de amortizaciones)	(126.089)
Amortizaciones	(2.445.999)
Saldo al cierre del ejercicio	17.552.994

b) Bienes Intangibles	$
Saldo al comienzo del ejercicio	482.956
Altas	112.981
Bajas	0
Amortizaciones	(243.788)
Saldo al cierre del ejercicio	352.149

ANEXO "C"

ACCIONES. DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACON EN SOCIEDAD POR EL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos -

2001														2000
							Información sobre elemisor							
								Últimos estados contables emitidos						
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.c)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del ejercicio	P. Neto	% del partipac. s/ capital social		Valor de libros
Inversiones corrientes:														
Baesa	1.0	246	324,025		-	587								587
Total inversiones corrientes						587								587
Inversiones no corrientes:														
Soc. Art. 33 - Ley 19.550:														
INTERCLIMA Sociedad Anónima	1	11,996	4,010,400	7,478,473	34,054	7,512,527	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/12/01	12,000	(127,932)	7,531,315	99.97%		7,659,842
Total Inversiones no corrientes						7,512,527								7,659,842
Total Inversiones						7,513,114								7,660,429

ANEXO "H"

INFORMACION REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL EJERCICIO ANTERIOR

- Expresados en pesos -

	2001				2000
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	4,975,802	1,449,908	446,728	6,872,438	9,308,983
Contribuciones y beneficios sociales	671,750	542,006	76,524	1,290,280	2,084,162
Seguros	242,819	44,750	4,696	292,265	275,499
Honorarios y gastos de capacitación	189,837	356,788	20,065	566,690	690,699
Impuestos, tasas y contribuciones	294,647	415,102	165,387	875,136	1,246,282
Otros gastos varios de administración	0	1,450,239	0	1,450,239	1,624,912
Amortizaciones bienes de uso	1,460,020	988,076	39,966	2,488,062	2,595,076
Amortizaciones intangibles	0	201,725	0	201,725	451,380
Gastos varios de producción	1,265,711	0	0	1,265,711	1,744,746
Otros gastos variables	1,866,347	0	0	1,866,347	2,923,829
Transportes, fletes y acarreos	3,811,615	0	318,018	4,129,633	8,297,176
Otros gastos de comercialización	0	0	358,668	358,668	509,729
TOTALES 2001	14,778,548	5,448,594	1,430,052	21,657,194	
TOTALES 2000	22,876,756	7,003,351	1,872,366		31,752,473

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2001 Y 2000

- Expresados en pesos -

	2001	2000
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	1,087,712	504,405
Inversiones - Nota 2	1,183,286	5,902,039
Créditos por ventas - Nota 2	7,052,637	10,072,756
Créditos Fiscales - Nota 2	253,494	3,019,220
Otros Créditos - Nota 2	532,710	2,488,375
Bienes de Cambio - Nota 2	16,235,474	17,683,217
TOTAL DEL ACTIVO CORRIENTE	26,345,313	39,670,012
ACTIVO NO CORRIENTE		
Inversiones Soc. Art. 33 Ley 19.550 -	7,512,527	7,659,842
Créditos Fiscales - Nota 2	3,353,476	1,174,346
Otros Créditos - Nota 2	1,004,226	0
Bienes de Uso -	16,157,534	17,670,639
Activo Intangibles -	264,603	353,347
TOTAL DEL ACTIVO NO CORRIENTE	28,292,366	26,858,174
TOTAL DEL ACTIVO	54,637,679	66,528,186

Las notas 1 a 12 integran estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE DICIEMBRE DE 2001 Y 2000
- Expresados en pesos -

	2001	2000
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales - Nota 2	5,074,919	23,723,218
Deudas Sociales y Fiscales - Nota 2	645,999	1,039,404
Deudas Bancarias - Nota 2	13,408,410	0
Otras Deudas - Nota 2	1,677,894	1,781,710
TOTAL DEL PASIVO CORRIENTE	20,807,222	26,544,332
PASIVO NO CORRIENTE		
Otras Deudas - Nota 2	416,256	1,000,000
TOTAL DEL PASIVO NO CORRIENTE	416,256	1,000,000
TOTAL DEL PASIVO	21,223,478	27,544,332
PATRIMONIO NETO (Según estado respectivo)	33,414,201	38,983,854
TOTAL DEL PASIVO Y PATRIMONIO NETO	54,637,679	66,528,186

Las notas 1 a 12 integran estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2001	2000
Ventas netas		
(incluye beneficios fiscales de IVA por 6.777.697 y de		
11.517.014 respectivamente) - Nota 5.e	42,474,928	70,669,641
Costo de las mercaderías vendidas -	(37,664,115)	(60,348,837)
UTILIDAD BRUTA	4,810,813	10,320,804
Gastos de Administración -	(5,345,283)	(6,875,426)
Gastos de Comercialización -	(1,421,847)	(1,834,652)
Otros Egresos / Ingresos	165,096	287,940
Resultados financieros y por tenencia		
Generados por activos - Nota 4	(1,095,689)	(1,425,441)
Generados por pasivos - Nota 4	(1,868,765)	(969,020)
Resultado ordinario por inversiones permanentes	(147,315)	(304,368)
RESULTADO ORDINARIO NETO DEL EJERCICIO	(4,902,990)	(800,163)
Resultado extraordinario - Nota 12	(666,663)	0
RESULTADO EXTRAORDINARIO DEL EJERCICIO	(666,663)	0
PERDIDA NETA DEL EJERCICIO	(5,569,653)	(800,163)

Las notas 1 a 12 integran estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001 COMPARATIVO CON EL EJERCICIO ANTERIOR.

\- Expresadas en pesos -

DETALLE	2001											2000
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	32,726,842	38,983,854	43,584,017
Resolución de directorio del 18 Julio y 15 de Diciembre de 2000:												
Desafectación de reserva -Nota 3b												(3,800,000)
Resultado neto del ejercicio										(5,569,653)	(5,569,653)	(800,163)
Saldos al 31 de Diciembre de 2001	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	27,157,189	33,414,201	
Saldos al 31 de Diciembre de 2000	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	32,726,842		38,983,854

(*) Ver nota 3.b-

Las notas 1 a 12 integran estos estados contables.

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DICIEMBRE DE 2001, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2001	2000
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
RESULTADO ORDINARIO NETO DEL EJERCICIO	(4,902,990)	(800,163)
Ajustes para conciliar el resultado neto del ejercicio con los fondos generados por (aplicados a) las operaciones:		
Amortizaciones	2,429,714	2,315,833
Resultado por venta de bienes de uso	(11,919)	(31,919)
Previsión para desvalorización de inventarios - Neto -	45,670	(5,800)
Resultado por inversiones permanentes	147,315	304,368
Variaciones en activos y Pasivos:		
Créditos por ventas	3,020,119	5,028,966
Bienes de cambio	1,402,073	1,406,468
Deudas comerciales	(18,648,299)	2,820,596
Deudas sociales y fiscales (neto de créditos)	193,191	(1,396,081)
Otros	263,879	1,991,625
FONDOS (APLICADOS A) GENERADOS POR LAS OPERACIONES	(16,061,247)	11,633,893
RESULTADO EXTRAORDINARIO DEL EJERCICIO	(666,663)	0
FONDOS APLICADOS A LAS OPERACIONES EXTRAORDINARIAS	(666,663)	0

Las notas 1 a 12 integran estos estados contables.

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE DICIEMBRE DE 2001, COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2001	2000
FONDOS APLICADOS A LA ACTIVIDAD DE INVERSION		
Adquisición de bienes de uso	(726,601)	(3,805,925)
Ingreso por venta de bienes de uso	23,636	74,856
Inversión en desarrollos	(112,981)	(75,888)
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN	(815,946)	(3,806,957)
FONDOS APLICADOS A LAS ACTIVIDADES FINANCIERAS		
Ingreso por préstamos a corto plazo	13,408,410	0
Cancelación deuda	0	(5,804,804)
Dividendos pagados	0	(3,800,000)
FONDOS APLICADOS A LAS ACTIVIDADES FINANCIERAS	13,408,410	(9,604,804)
Variación neta de caja, bancos y equivalentes	(4,135,446)	(1,777,868)
Caja, Bancos y equivalentes al comienzo del ejercicio	6,405,857	8,183,725
Caja, Bancos y equivalentes al final del ejercicio.	2,270,411	6,405,857

Las notas 1 a 12 integran estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda constante.

De acuerdo con lo requerido por la Resolución N°368 de la Comisión Nacional de Valores, las entidades sujetas a su fiscalización debieron discontinuar, a partir del 1° de septiembre de 1995, la aplicación de los métodos de reexpresión de estados contables para reconocer las variaciones en el poder adquisitivo de la moneda.

Por lo tanto, en caso de corresponder los estados contables consideraron los efectos de tales variaciones hasta el 31 de agosto de 1995. Para ello, se ha seguido el método de ajuste establecido por la Resolución Técnica N°6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas que prevé el empleo de coeficientes de ajuste derivados del Indice de Precios Mayoristas, Nivel General publicado por el Instituto Nacional de Estadísticas y Censos.

Asimismo, la Resolución N°84/96 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires que aprobó la Resolución N°140/96 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, permitió utilizar la moneda de curso legal como unidad de medida, en tanto el Indice de Precios Mayorista Nivel General, no supere la pauta objetiva del 8% como variación anual. La variación de dicho índice durante el presente período fue negativa de 5.30%.

De acuerdo con la opinión del Directorio de la Sociedad, la discontinuación de la aplicación de este método a partir de la fecha indicada en el segundo párrafo no afecta en forma significativa el patrimonio neto y/o el resultado de las operaciones de la Sociedad.

b) Criterios de exposición contable

A partir del período cerrado el 30 de Junio de 2001, y como consecuencia de la sanción de la Resolución N° 368, y sus modificatorias, de la Comisión Nacional de Valores, la sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del artículo 62 de la Ley 19.550.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

• En moneda nacional: a su valor nominal al cierre del ejercicio, incluyéndose de corresponder, los intereses devengados pertinentes a dichas fechas.

• En moneda extranjera: a su valor nominal en moneda extranjera más los intereses devengados al cierre del ejercicio, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del ejercicio.
De acuerdo con lo establecido por la Resolución General 392/02 de la Comisión Nacional de Valores y por la Resolución M.D. 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, los activos y pasivos en moneda extranjera al 31 de diciembre de 2001 han sido valuados al tipo de cambio de $ 1 = u$s 1, o su equivalente de tratarse de otra moneda extranjera.

- Bienes de cambio:

• Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre del ejercicio. La valuación al cierre del ejercicio no supera los precios de plaza a esa fecha.

• Los productos elaborados fueron valuados a su costo de reproducción al cierre del ejercicio con límite en su valor neto de realización.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Inversiones no corrientes:

- Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de Diciembre de 2001 de Interclima S.A., los cuales han sido examinados por Henry Martín, Lisdero y Asociados, habiéndose emitido sobre ellos un informe de auditoría con fecha 08 de Marzo de 2002.

Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la Sociedad controlada a los de la Sociedad y la diferencia entre el monto efectivamente pagado y el señalado valor patrimonial fue imputada de la siguiente manera:

- La porción relacionada con mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros se incluyó como valor de la inversión.

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados.

- Bienes de Uso

Los bienes de uso cuya fecha de origen fuera anterior al 31 de agosto de 1995 se encuentran valuados a su costo reexpresado a dicho momento, de acuerdo con lo indicado en el apartado b) de la presente nota, menos las correspondientes amortizaciones acumuladas. Aquellos bienes adquiridos con posterioridad al 31 de agosto de 1995 han sido valuados al costo, descontándosele en caso de corresponder, las amortizaciones hasta la fecha de cierre del ejercicio. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

Los valores así determinados no exceden, para cada grupo homogéneo de bienes, su valor recuperable.

- Activos Intangibles

Incluyen los siguientes conceptos:

- Gastos de investigación y desarrollo; Licencias vinculados a nuevos productos. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Previsiones:

- Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

- Cuentas de patrimonio neto:

- Se encuentran reexpresadas de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 se expone en la cuenta "Ajuste del Capital".

- Cuentas del estado de resultados

- Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.

- Los resultados financieros y por tenencia incluyen las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio y los intereses.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.
No se ha considerado el efecto que pudiera resultar de la aplicación del método de impuesto diferido, por no resultar el mismo obligatorio, de acuerdo con las normas contables profesionales vigentes.
No se constituyó una provisión por el impuesto a las ganancias mínimas presuntas, debido a que de acuerdo con la Ley de Competitividad, a la cual la sociedad se adhirió (Ver Nota 5), se ha eximido a las empresas del pago del mismo, cuya vigencia se extiende hasta el 30 de abril del 2002.

- Estado de origen y aplicación de fondos

De acuerdo con lo previsto en la Resolución N°368 de la Comisión Nacional de Valores, se incluye como estado básico al Estado de Origen y Aplicación de Fondos. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto del ejercicio y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los fondos "generados por" o "aplicados a" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "fondos" al rubro caja y bancos, más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2001	2000
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	9,017	6,009
Caja moneda extranjera -	3,822	4,110
Bancos moneda nacional	996,578	56,829
Bancos moneda extranjera -	78,295	437,457
	1,087,712	504,405
Inversiones		
Titulos y Acciones -	587	587
Caja de ahorro y otros en moneda ext. -	1,181,620	5,186,008
Caja de ahorro en moneda nacional y otros	1,079	715,444
	1,183,286	5,902,039
Créditos por ventas		
Deudores por ventas	7,128,590	10,079,219
Soc. Art 33 - Nota 8	0	50,000
Deudores por ventas moneda extranjera -	9,770	29,260
Previsión deudores incobrables -	(85,723)	(85,723)
	7,052,637	10,072,756
Créditos fiscales		
Beneficios promocionales a cobrar - Nota 5.c.)	0	1,481,795
IVA crédito fiscal	240,328	1,233,639
Otros	13,166	303,786
	253,494	3,019,220
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	0	1,004,227
Otros	532,710	1,484,148
	532,710	2,488,375

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2001	2000
Bienes de cambio		
Productos elaborados	5,790,800	6,611,415
Materia prima	10,422,525	10,638,018
Materia prima en tránsito	1,152,823	1,212,356
Existencia al cierre -	17,366,148	18,461,789
Anticipo a proveedores en moneda nacional	64,690	92,767
Anticipo a proveedores en moneda extranjera -	309,924	588,279
Previsión para desvalorización -	(1,505,288)	(1,459,618)
	16,235,474	17,683,217
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,539	8,539
I.V.A. Crédito fiscal	1,048,470	0
Anticipo impuesto a las ganancias	1,382,007	0
Beneficios promocionales a cobrar - Nota 5.c)	518,879	0
Otros	395,581	1,165,807
	3,353,476	1,174,346
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	1,004,226	0
	1,004,226	0

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2001	2000
PASIVO CORRIENTE		
Deudas Comerciales		
En moneda local	1,333,461	1,726,055
Deudas comerciales Soc. Art. 33 ley 19.550 - Nota 8	219,725	0
En moneda extranjera -	3,521,733	22,541,072
Intereses a devengar -	0	(543,909)
	5,074,919	23,723,218
Deudas Sociales y Fiscales		
Deudas sociales	278,411	622,943
Deudas fiscales	367,588	416,461
	645,999	1,039,404
Deudas Bancarias		
Préstamos Financieros -	13,614,526	0
Intereses a devengar -	(206,116)	0
	13,408,410	0
Otras Deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	1,000,000	1,078,327
Provisiones varias	677,894	703,383
	1,677,894	1,781,710
PASIVO NO CORRIENTE		
Otras deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	416,256	1,000,000
	416,256	1,000,000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de Diciembre de 2001 y 2000, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 8.545.110, 3.500.000 y 3.800.000, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 4.261.580, de 4.250.000, de 1.750.000, de 1.750.000, de 1.900.000 y de 1.900.000 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

- Cifras expresadas en pesos -

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 31 de Diciembre de 2001 y de 2000, fue la siguiente:

	2001 Generados por		2000 Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses nominales	547,965	(1,508,030)	98,179	(1,504,501)
Diferencia de cambio		(360,735)		535,481
Resultado por tenencia				
- Bienes de cambio -	(183,858)		(1,052,180)	
- Inversiones corrientes y créditos fiscales - Nota 5.c	(1,459,796)		(471,440)	
Subtotal	(1,095,689)	(1,868,765)	(1,425,441)	(969,020)
Total	(2,964,455)		(2,394,461)	

NOTA 5 – REGIMEN IMPOSITIVO

La Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 5 – REGIMEN IMPOSITIVO– Continuación

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90-, en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente 15%) y la tasa de estadística (equivalente al 3%) de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 5 – REGIMEN IMPOSITIVO – Continuación

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 31 de Diciembre de	
	2001	2000
Impuesto al Valor Agregado	6,777,697	11,517,014
Derechos aduaneros y tasa de estadística (monto aproximados)	3,144,422	5,206,200

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640-.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, dicho reclamo continua en gestión administrativa.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 5 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizan el 30 de Abril de 2002; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 31 de Diciembre de 2001 y 2000, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2001	2000
Volkswagen Argentina S.A.	36%	26%
Peugeot Citroen Argentina S.A.	27%	35%
Renault Argentina S.A.	18%	30%
Mercedez Benz	4%	3%
General Motor Argentina	3%	0%
Fiat Auto Argentina S.A.	1%	1%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los ejercicios finalizados el 31 de Diciembre de 2001 y 2000, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por 858.909 - y 2.935.788. -, respectivamente. Asimismo, durante el año 2000 la Sociedad adquirió de su controlada la línea de producción de condensadores Nocolock, por la suma de $ 2.850.000. Dicha operación se efectuó a valores de mercado para los bienes en cuestión no generando resultados no trascendidos.

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N° 19.550 – Continuación

Al 31 de Diciembre de 2001 y 2000 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2001	2000
Deudas / Créditos Comerciales	(219.725)	61.417
Deudas Soc Art. 33 Ley 19.550 – Corrientes	(1.000.000)	(1.078.327)
Deudas / Créditos Sociedades Art. 33 Ley 19.550 – No Corrientes	(416.256)	(1.000.000)
TOTAL	(1.635.981)	(2.016.910)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
25	23 de Abril de 2001	21/02/01 al 31/03/01
26	23 de Abril de 2001	01/04/01 al 30/04/01
27	06 de Agosto de 2001	01/05/01 al 01/06/01
28	08 de Agosto de 2001	02/06/01 al 02/07/01
29	23 de Octubre de 2001	03/07/01 al 01/08/01
30	24 de Octubre de 2001	02/08/01 al 31/08/01
31	2 de Noviembre de 2001	31/08/01 al 03/10/01
32	2 de Noviembre de 2001	04/10/01 al 31/10/01

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 10 – LIBROS RUBRICADOS – Continuación

Con relación a las operaciones del período 20 de noviembre al 31 de Diciembre de 2001, por razones de índole administrativas, a la fecha no se encuentran transcriptas en hojas móviles que cumplan con los requisitos indicados en la disposición D.P.J. N° 105/94, emitida por la Dirección de Personas Jurídicas de Tierra del Fuego.

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA E IMPACTO DE LA DEVALUACIÓN DISPUESTA CON POSTERIORIDAD AL CIERRE DEL EJERCICIO

a) Situación Económica:

Durante los últimos meses del año 2001 la economía argentina experimentó una fuerte disminución en su nivel general de actividad con el consiguiente deterioro de los mercados locales. Paralelamente se incrementaron considerablemente las tasas de interés requeridas por los inversores en títulos de deuda de la República Argentina, las cotizaciones de dichos títulos disminuyeron significativamente y el sistema financiero sufrió la reducción del nivel de depósitos y la restricción del acceso al crédito internacional. En dicho contexto, las autoridades nacionales implementaron diversas medidas que comprendieron, entre otras, la reestructuración de la deuda pública nacional y provincial mediante la negociación, con los tenedores locales de bonos, de un canje voluntario de deuda que prevé una disminución sustancial en la tasa de interés y el otorgamiento como garantía de la recaudación impositiva futura; restricciones a la libre disponibilidad de los fondos depositados en entidades financieras así como la imposibilidad de efectuar transferencias al exterior que no correspondan a ciertas operaciones comerciales.

Posteriormente, el Gobierno Nacional declaró el incumplimiento del pago de los servicios de la deuda externa y el 6 de enero de 2002, se sancionó la Ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario en virtud de la cual se facultó al Poder Ejecutivo para establecer el sistema que determinará la relación de cambio entre el peso y las divisas extranjeras y dictar regulaciones cambiarias. Asimismo, la citada ley modificó la Ley N° 23.928 (Ley de Convertibilidad) y por ende el modelo económico vigente desde 1991.

Con fecha 10 de enero de 2002, el Banco Central de la República Argentina (BCRA) emitió la Comunicación A 3425 que dispuso la vigencia a partir del 11 de enero de 2002, de un mercado oficial de cambios (básicamente para la liquidación de exportaciones y ciertas importaciones) y de un mercado libre de cambios para las restantes operaciones. El tipo de cambio para el dólar estadounidense en el mercado oficial fue establecido en $ 1,40 = US$ 1 y la cotización de dicha moneda en el mercado libre de cambios desde el 11 de enero de 2002 osciló entre 1,60 y 1,70 pesos por dólar, tipo vendedor.

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA E IMPACTO DE LA DEVALUACIÓN DISPUESTA CON POSTERIORIDAD AL CIERRE DEL EJERCICIO - Continuación

El 3 de febrero de 2002, el Poder Ejecutivo, a través del Decreto N° 214/2002 dispuso, entre otras cuestiones relevantes, la conversión a pesos de las obligaciones de dar sumas de dinero, de cualquier causa u origen, expresadas en dólares estadounidenses u otras monedas extranjeras, existentes a la sanción de la Ley N° 25.561 (6 de enero de 2002), de acuerdo con el siguiente régimen:

- Todos los depósitos en dólares estadounidenses u otras monedas extranjeras existentes en el sistema financiero serán convertidos a pesos a razón de $ 1,40 = US$ 1, o su equivalente en otra moneda extranjera.

- Todas las deudas en dólares estadounidenses u otras monedas extranjeras con el sistema financiero serán convertidas a pesos a razón de $ 1 = US$ 1, o su equivalente en otra moneda extranjera.

- Las obligaciones expresadas en dólares estadounidenses u otra moneda extranjera, no vinculadas al sistema financiero, se convertirán a razón de $ 1 = US$ 1. Cualquiera de las partes puede requerir un reajuste equitativo del precio, en el caso que la aplicación de esta norma condujera a un desequilibrio contractual. De no mediar acuerdo entre las partes queda abierta la vía judicial.

En los tres casos descriptos los importes se actualizarán por el denominado "Coeficiente Estabilizador de Referencia" (CER) que será publicado periódicamente por el BCRA. Además se les aplicará una tasa de interés, mínima para los depósitos y máxima para los préstamos.

Con fecha 8 de febrero de 2002, el Poder Ejecutivo, emitió el Decreto N° 260/02 por el cual se modificó nuevamente el régimen de cambios reemplazándolo por un mercado libre y único de cambios a través del cual se cursarán todas las operaciones en divisas extranjeras, quedando todas esta operaciones sujetas a los requisitos y reglamentaciones del BCRA. Según surge de normas posteriores del BCRA las transferencias al exterior por servicios de capital de préstamos financieros y utilidades y dividendos que se realicen en los próximos 90 días corridos contados desde el 11 de febrero de 2002, requerirán la previa conformidad del BCRA cualquiera sea la forma de pago. Debido a la complejidad de la materia seguramente el BCRA dictará en lo sucesivo nuevas normas reglamentarias.

Asimismo, al 28 de febrero de 2002, la cotización del dólar estadounidense en el mercado único y libre de cambios osciló entre 2,05 y 2,15 pesos por dólar, tipo vendedor.

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA E IMPACTO DE LA DEVALUACIÓN DISPUESTA CON POSTERIORIDAD AL CIERRE DEL EJERCICIO – Continuación

A la fecha de emisión de los presentes estados contables, el Gobierno Nacional se encuentra aún en una etapa de análisis y emisión de normas adicionales y complementarias a las mencionadas anteriormente.

b) Impacto de las medidas económicas en la situación de la Sociedad:

La presente información complementaria expone todos los efectos derivados de las nuevas medidas económicas y cambiarias significativas conocidas a la fecha de emisión de los mismos. En tal sentido, la Dirección de la Sociedad ha efectuado sus estimaciones considerando dichas medidas, lo cual se expone en el presente apartado. Los efectos que medidas adicionales o complementarias futuras pudieran tener sobre la Sociedad, serán reconocidos contablemente cuando las mismas sean de conocimiento de la Dirección.

Según se informa en la Nota 2, los estados contables de acuerdo con lo establecido por la Resolución General 392/02 de la Comisión Nacional de Valores y por la Resolución M.D. 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, los activos y pasivos en moneda extranjera al 31/12/01 han sido valuados al tipo de cambio $ 1 = U$S 1 o su equivalente de tratarse de otra moneda.

Efecto sobre los activos y pasivos nominados en moneda extranjera
A continuación se detalla el efecto de las modificaciones en el régimen cambiario posterior al cierre del ejercicio sobre los activos y pasivos en moneda extranjera existentes al 31 de diciembre de 2001, indicándose en cada caso el criterio utilizado para la determinación del tipo de cambio pro-forma utilizado. Las estimaciones han sido hechas con la última información disponible al 7 de marzo de 2002.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA E IMPACTO DE LA DEVALUACIÓN DISPUESTA CON POSTERIORIDAD AL CIERRE DEL EJERCICIO – Continuación

	Monto en Pesos según Balance	Monto en Pesos Proforma
ACTIVO		
ACTIVO CORRIENTE	10.752.981	16.236.278
Total activo (*)	10.752.981	16.236.278
PASIVO		
PASIVO CORRIENTE	16.974.046	22.100.572
Total pasivo	16.974.046	22.100.572

(*) Incluye aquellos bienes de cambio cuya base de actualización es en moneda extranjera.

Las diferencias de cambio generadas como consecuencia de la devaluación producida hasta la fecha de aprobación de los estados contables, que se exponen precedentemente, serán reconocidas contablemente en el ejercicio económico a finalizar el 31 de diciembre de 2002 de acuerdo con normas contables vigentes. El impacto estimado a la fecha de emisión de los estados contables es una diferencia de cambio positiva de aproximadamente $ 356.768.

Cabe aclarar que en la estimación proforma indicada precedentemente la gerencia ha tenido especial consideración el espíritu del Decreto 214/2002 que se señalara en los apartados precedentes en lo que se refiere a la pesificación de las deudas y créditos. Sin embargo, a la fecha de emisión de los presentes Estados Contables se encuentran en una etapa de revisión por parte de las autoridades gubernamentales (Poder Ejecutivo y/o Banco Central de la República Argentina) lo cual origina un marco de incertidumbre con relación al desenlace final en cuanto a la valuación que en definitiva tendrán los activos y pasivos referidos.

Por otra parte la Compañía se encuentra en proceso de negociación para la renovación de su financiación bancaria, la cual se encuentra influenciada por el marco general de incertidumbre que se menciona en el apartado anterior.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2001 Y 2000.

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NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA E IMPACTO DE LA DEVALUACIÓN DISPUESTA CON POSTERIORIDAD AL CIERRE DEL EJERCICIO – Continuación

Al mismo tiempo la Empresa mantiene créditos fiscales y reintegros a cobrar expuestos en el activo no corriente cuya recuperación futura depende de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda y la generación de ingresos sujeto a impuestos.

Por lo tanto, las situaciones expuestas en los párrafos precedentes no permiten asegurar que el resultado final concuerda con las estimaciones efectuadas por la Empresa. La información incluida en estos estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

NOTA 12 – RESULTADOS EXTRAORDINARIOS

Los resultados extraordinarios corresponden a indemnizaciones abonadas durante el ejercicio, en concepto de reestructuración, a efectos de adecuar la dotación a los niveles de actividad de la compañía.